

2022 Annual Report



April 5, 2023

Dear Shareholder,

I am glad to report to you that our company had an excellent year. We have an experienced team, and I think that contributes greatly to our strong results.

These are uncertain and challenging economic times. We will continue to do our best to navigate them carefully.

The stock buyback plan continues to be in place for those who may want to sell. If you have questions or a desire to sell, please feel free to give our office a call.

We look forward to 2023 and what it holds for us.

Thank you for your continued investment in us.

Sincerely,

Jesse T. Correll
Chairman





MISSION STATEMENT

The UTG family enriches the lives of others through the giving of our time, talent, treasure, and touch.

CORPORATE VALUES

GROW

We grow our family and communities economically, socially, and spiritually.

INTEGRITY

Do the right thing.

VALUE

We value everyone by treating them with dignity, honesty, and respect.

EVOLVE

We strive for excellence in all we do through continuous learning and embracing change.



Business Overview

UTG, Inc. (the "Registrant", "Company" or "UTG") is an insurance holding company incorporated in the state of Delaware in 2005 and headquartered in Stanford, KY. The Company's principal subsidiary is Universal Guaranty Life Insurance Company ("UG"). The Registrant and its primary subsidiary have only one significant segment, insurance.

The holding company has no significant business operations of its own and relies on fees, dividends, and other distributions from its operating subsidiary as the principal source of cash flows to meet its obligations. The Company may explore supplemental sources of income in the future. The cash outlays of the Company mainly consist of operational costs and the costs of repurchasing Company common stock.

Universal Guaranty Life Insurance Company is an Ohio domiciled life insurance company and is licensed in 37 states. The Company's dominant business is individual life insurance, which includes the servicing of existing insurance business in-force, the acquisition of other companies in the insurance business, and the administration processing of life insurance business for other entities. The Insurance Company's operations are conducted through its administrative office located in Stanford, Kentucky.

UG has several wholly-owned and majority-owned subsidiaries. The subsidiaries were formed to hold certain real estate and other investments. The investments were placed into the limited liability companies and partnerships to provide additional protection to the policyholders and to UG.

UTG has a strong philanthropic program. The Company generally allocates a portion of its earnings to be used for its philanthropic efforts primarily targets to Christ-centered organizations or organizations that help the weak or poor. The Company also encourages its staff to be involved on a personal level through monetary giving, volunteerism, and the use of their talents to assist those less fortunate than themselves. Through these efforts, the Company hopes to make a positive difference in the local community, state, nation, and world.

This document at times will refer to the Registrant's largest shareholder, Mr. Jesse T. Correll and certain companies controlled by Mr. Correll. Mr. Correll holds a majority ownership of First Southern Funding LLC, a Kentucky corporation, ("FSF") and First Southern Bancorp, Inc. ("FSBI"), a financial services holding company. FSBI operates through its 100% owned subsidiary bank, First Southern National Bank ("FSNB"). Banking activities are conducted through multiple locations within south-central and western Kentucky. Mr. Correll is Chief Executive Officer and Chairman of the Board of Directors of UTG and is currently UTG's largest shareholder through his ownership control of FSF, FSBI and affiliates. At December 31, 2022, Mr. Correll owns or controls directly and indirectly approximately 65% of UTG's outstanding stock.

At December 31, 2022, the Company had consolidated assets of $448 million, consolidated liabilities of $290 million and total shareholders' equity of $158 million. The Company's consolidated liabilities include policyholder liabilities and accruals of $249 million.

The Company's principal executive office is located at 205 North Depot Street, Stanford, Kentucky 40484. The Company's telephone number is 217-241-6300.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is Management's discussion and analysis of the financial condition and results of operations of UTG, Inc. and its subsidiaries (collectively with the Parent, the "Company") for the years ended December 31, 2022 and 2021. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report.



Cautionary Statement Regarding Forward-Looking Statements

This report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created by those laws. We have based our forward-looking statements on our current expectations and projections about future events. Our forward-looking statements include information about possible or assumed future results of operations. All statements, other than statements of historical facts, included or incorporated by reference in this report that address activities, events or developments that we expect or anticipate may occur in the future, including such things as the growth of our business and operations, our business strategy, competitive strengths, goals, plans, future capital expenditures and references to future successes may be considered forward-looking statements. Also, when we use words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "probably," or similar expressions, we are making forward-looking statements.

Numerous risks and uncertainties may impact the matters addressed by our forward-looking statements, any of which could negatively and materially affect our future financial results and performance.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of these assumptions, and, therefore, the forward-looking statements based on these assumptions, could themselves prove to be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements that are included in this report, our inclusion of this information is not a representation by us or any other person that our objectives and plans will be achieved. In light of these risks, uncertainties and assumptions, any forward-looking event discussed in this report may not occur. Our forward-looking statements speak only as of the date made, and we undertake no obligation to update or review any forward-looking statement, whether as a result of new information, future events or other developments, unless the securities laws require us to do so.

Overview

UTG, Inc., a Delaware corporation, is a life insurance holding company. The Company's dominant business is individual life insurance, which includes the servicing of existing insurance policies in-force, the acquisition of other companies in the life insurance business, the acquisition of blocks of business and the administration and processing of life insurance business for other entities.

UTG has a strong philanthropic program. The Company generally allocates a portion of its earnings to be used for its philanthropic efforts primarily targeted to Christ-centered organizations or organizations that help the weak or poor. The Company also encourages its staff to be involved on a personal level through monetary giving, volunteerism and use of their talents to assist those less fortunate than themselves. Through these efforts, the Company hopes to make a positive difference in the local community, state, nation, and world.

On February 21, 2023 Mr. James Rousey submitted a letter of resignation stating is desire to retire. In this regard, he retired as President of UTG, Inc. and its subsidiary, Universal Guaranty Life Insurance Company, as well as his position as a Director of both entities. This was effective as of the date of the letter. The Board of Directors of UTG, Inc. and Universal Guaranty Life Insurance Company formally accepted the resignation letter on February 22, 2023. Mr. Jesse Correll, CEO and Chairman of the Board of the companies, will assume the title of President initially. This information was filed on Form 8-K with the SEC on February 24, 2023.

Critical Accounting Policies

We have identified the accounting policies below as critical to the understanding of our results of operations and our financial condition. The application of these critical accounting policies in preparing our consolidated financial statements requires Management to use significant judgments and estimates concerning future results or other developments including the likelihood, timing, or amount of one or more future transactions or amounts. Actual results may differ from these estimates under different assumptions or conditions. On an on-going basis, we evaluate our estimates, assumptions and judgments based upon historical experience and various other information that we believe to be reasonable under the circumstances. For a detailed discussion of other significant accounting policies, see Note 1 – Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements.

Future Policy Benefits – Because of the long-term nature of insurance contracts, the insurance company is liable for policy benefit payments that will be made in the future. The liability for future policy benefits is determined by standard actuarial procedures common to the life insurance industry. The accounting policies for determining this liability are disclosed in Note 1 – Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements.

Cost of Insurance Acquired – The costs of acquiring blocks of insurance from other companies or through the acquisition of other companies are deferred and recorded as deferred acquisition costs. The deferred amounts are recorded as an asset and amortized to expense in a systematic manner as indicated in Note 1 – Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements.

Valuation of Securities – The Company's investment portfolio consists of fixed maturities, equity securities, trading securities, mortgage loans, notes receivable and real estate to provide funding of future policy contractual obligations.   The Company's fixed maturities are classified as available-for-sale.   Available-for-sale fixed maturity investments are carried at fair value with unrealized gains and losses reported in accumulated other comprehensive income (loss) in the Consolidated Balance Sheets.

Equity securities reported at fair value, which include common and preferred stocks, are reported at fair value with unrealized gains and losses reported as a component of net income (loss).

Equity securities reported at cost are reported at their cost basis, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Mortgage loans on real estate are carried at their unpaid principal balances, adjusted for amortization of premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected.

Real estate held-for-investment is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line-basis for financial reporting purposes using estimated useful lives of 3 to 30 years. The Company periodically reviews its real estate held-for-investment for impairment and test for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. Real estate for which the Company commits toa plan to sell within one year and actively markets in its current condition, for a reasonable price, in comparison to its estimated fair value, is classified as held-for-sale. Real estate held-for-sale is stated at lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated.

Notes receivable are reported at their unpaid principal balances, adjusted for valuation allowances. Valuation allowances are established for impaired loans when it is probable that



contractual principal and interest will not be collected. Interest accruals are analyzed based on the likelihood of repayment. The Company does not utilize a specified number of days delinquent to cause an automatic non-accrual status.

The Company's trading securities and equity securities are carried at fair value with unrealized gains and losses reported in income in the Consolidated Statements of Operations. Fair value is the price that the Company would expect to receive upon sale of the asset in an orderly transaction.

While the available-for-sale fixed maturity securities are generally expected to be held to maturity, they are classified as available-for-sale and are sold periodically to manage risk. Although all of the fixed maturity securities are classified as available-for-sale, the Company has the ability and intent to hold the securities until maturity. See Note 2 – Investments in the Notes to the Consolidated Financial Statements for detailed disclosures regarding the Company's investment portfolio.

Impairment of Investments – The Company continually monitors the investment portfolio for investments that have become impaired; where fair value has declined below carrying value. While the value of the investments in the Company's portfolio continuously fluctuates due to market conditions, an other-than-temporary impairment charge is recorded only when a security has experienced a decline in fair market value which is deemed to be other than temporary. The policies and procedures the Company uses to evaluate and account for impairments of investments are disclosed in Note 1 – Summary of Significant Accounting Policies and Note 2 – Investments in the Notes to the Consolidated Financial Statements. The Company makes every effort to appropriately assess the status and value of the securities with the information available regarding an other-than-temporary impairment. However, itis difficult to predict the future prospects of a distressed or impaired security.

Deferred Income Taxes – The provision for deferred income taxes is based on the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized by applying enacted statutory tax rates to temporary differences between amounts reported in the Consolidated Financial Statements and the tax basis of existing assets and liabilities. A valuation allowance is recognized for the portion of deferred tax assets that, in Management's judgment, is not likely to be realized.

Results of Operations

During March 2020, a global pandemic was declared by the World Health Organization related to the rapidly growing outbreak of a novel strain of coronavirus (COVID-19). The pandemic significantly impacted the economic conditions in the U.S. and globally, accelerating during the first half of March 2020, as federal, state, and local governments reacted to the public health crisis, creating significant uncertainties in the U.S. economy. Over the ensuing months, the economy slowly began to return to a pre-pandemic norm. At this time, it appears the pandemic is behind us, though there continues to be mutating variants of the virus and regional outbreaks around the world. The impact of this seems to have been lessened by vaccines and immunity buildup. During this time the Company did not experience any significant slow-down in activities, however, the Company did see an increase in mortality experience. The Company reported 138 Covid claims totaling $1,246,373 in 2020, 166 Covid claims totaling $1,293,625 in 2021 and 80 Covid claims totaling $1,229,875 in 2022. The latter part of 2022 saw a significant decline in Covid claims. While we believe our mortality experience has returned to pre-pandemic norms, we cannot be absolutely certain at this time.

On a consolidated basis, the Company had net income attributable to common shareholders of approximately $34.3 million and $9.7 million in 2022 and 2021, respectively. In 2022, income before income taxes was approximately $44 million compared to $11.8 million in 2021. Total revenues were approximately $70 million in 2022 and $35.6 million in 2021.



One-time events, primarily reflected in realized gains, comprise a substantial portion of the net income and revenue reported by the Company during 2022 and 2021. The magnitude of realized investment gains and losses in a given year is a function of the timing of trades of investments relative to the markets themselves as well as the recognition of any impairments on investments. Future earnings will be significantly negatively impacted should earnings from these one-time items not be realizable in a future period. While Management believes there remain additional investments with such one-time earnings, when or if realized remains uncertain.

The Company reported a change in fair value of equity securities of approximately $33.7 million and $14.1 million for the years ended December 31, 2022 and 2021, respectively. This line item is material to the results reported in the Consolidated Statements of Operations. This line item can also be extremely volatile, reflecting changes in the stock market. These results can be material and volatile, most of the equity holdings of the Company were acquired with a long-term view, thus making these intermediate changes in value of less concern to Management. Management monitors its equity holdings looking more at the specific entity and market itis in relative to performance and less to changes due to general market swings that occur over the holding period of the investment.

While the Company has seen significant positive results on its equity investments in the last two years, a pull back or downward market adjustment could slow these gains or even result in losses in future periods. Management believes its current equity investments continue to be solid investments for the Company and have further growth potential; however, changes in market conditions could cause volatility in market prices.

Total benefits and other expenses paid in 2022 were approximately $25.8 million compared to $23.8 million in 2021.

In summary, the Company's basis for future revenue is expected to come from the following primary sources: Conservation of business currently in-force, the maximization of investment earnings and the acquisition of other companies or policy blocks in the life insurance business. Management has placed a significant emphasis on the development of these revenue sources to enhance these opportunities.

Revenues

Premiums and policy fee revenues, net of reinsurance premiums and policy fees, declined approximately 11% when comparing 2022 to 2021. The Company writes very little new business. Unless the Company acquires a new company or a block of in-force business, Management expects premium revenue to continue to decline on the existing block of business at a rate consistent with prior experience. The Company's average persistency rate for all policies in-force for 2022 and 2021 was approximately 96.8% and 95.7%, respectively. Persistency is a measure of insurance in-force retained in relation to the previous year. A positive impact on premium income is the consistency of the lapse percentage. Persistency of the business has been consistent over the last several years. The lapse percentages were 3.2% and 4.3% for 2022 and 2021, respectively.

The following table summarizes the Company's investment performance for the years ended December 31:

	2022	2021
Net investment income	$ 20,811,471	$ 9,050,325
Net realized investment gains	14,168,911	6,021,653
Change in fair value of equity securities	33,690,712	14,121,883



The following table reflects net investment income of the Company for the years ended December 31:

	2022	2021
Fixed maturities	$ 4,153,453	$ 4,566,293
Equity securities	2,539,579	1,274,147
Trading securities	(13,283)	22,568
Mortgage loans	1,580,647	706,883
Real estate	15,424,260	3,241,689
Notes receivable	933,886	1,558,406
Policy loans	489,823	606,347
Cash and cash equivalents	203,250	2,567
Short-term investments	5,056	0
Total consolidated investment income	25,316,671	11,978,900
Investment expenses	(4,505,200)	(2,928,575)
Consolidated net investment income	$ 20,811,471	$ 9,050,325

Net investment income represented approximately 30% and 25% of the Company's total revenues as of December 31, 2022 and 2021, respectively. Income from the fixed maturities, equity securities, and real estate portfolios represented 87% and 76%, respectively, of the gross investment income reported by the Company for 2022 and 2021. Income from the fixed maturities portfolio declined in 2022 as compared to 2021. The equity securities portfolio and the real estate portfolio performed very well in 2022, representing 71% of the total consolidated investment income.

In March 2020, with the onset of the pandemic in America, financial markets became jittery experiencing a significant drop in the major market indices. In response, the Federal Reserve dropped interest rates to near zero. This action resulted in a drop in all other interest rates in the marketplace. While this increased the fair value of the Company's current fixed income holdings, it made finding investments to acquire, with any type of historic yield, nearly impossible. In recent periods our economy has heated up with inflation running at higher than desired levels by Federal Reserve standards. In this regard, the Federal Reserve began increasing interest rates in 2022. This has resulted in an increase in the yields available in the bond market and drives the unrealized loss on the bond portfolio.

Since the start of 2022, we have seen more volatility in the U.S. markets in general and have seen an increase in bonds yields. This is due to the Federal Open Market Committee ("FOMC") aggressively raising interest rates to fight the inflation that is currently being experienced. The interest rate environment experienced seven rate changes totaling 4.25% during 2022 and are expected to continue into early 2023. While these actions had a negative impact on some of our investments that we currently own, this will also allow for better yields on future investments acquired as current investments mature.

Income from the fixed maturities investment portfolio represented 16% and 38% of the total consolidated investment income for the years ended December 31, 2022 and 2021, respectively. When comparing earnings from the fixed maturities portfolio for the years ended December 31, 2022 and 2021 income was down approximately 9%. The decrease is due to the maturity of certain fixed maturity investments during 2022. The Company's investment in fixed maturities continues to decline as we have, for the most part, chosen not to reinvest in fixed maturities and any reinvestment has been at lower rates. As of December 31, 2022, and 2021, fixed maturities represented 30% and 38%, respectively, of the total investments owned by the Company.

Income from the equity securities portfolio was approximately double that of the prior year and represents approximately 10% of the total consolidated investment income for 2022. Distributions from four securities represented 62% of the 2022 income from the equity securities income. These four securities are associated with the oil and gas industry. During 2022, the Company disposed of a significant portion of two of these securities. Future results are expected to vary based upon these disposals and other investing decisions made by Management. The equity securities investment portfolio represents 45% and 37% of the total investment portfolio as of December 31, 2022 and 2021, respectively.

Income from the real estate portfolio represented 61% of the consolidated investment income for 2022 and is approximately $12.2 million higher than the amount reported in 2021. During 2022, the Company received $2.3 million of income from timber sales as compared to $217,000 in the prior year. Included in the 2022 real estate income is $10.4 million of income from oil and gas royalty distributions, which represents approximately 67% of the current year total income from the real estate portfolio. In 2021, the Company recorded less than $1 million of income from oil and gas royalties. During the latter part of 2021 and in 2022, several of the royalty interests fully depleted and there was in an increase in the number of wells coming online for production. As a result of the Russian invasion of the Ukraine, the United States placed a ban on Russian oil. This ban caused the price of oil to increase dramatically from an average price of $69 per barrel in 2021 to an average price per barrel of $97 in 2022. In 2021, total cash flows from oil and gas royalties were approximately $5.3 million of which $930,000 was reported as income. In 2022, total cash flows from oil and gas royalties were approximately $13.1 million of which $10.4 million was reported as income. In the first quarter of 2023, the average price per barrel of oil has declined to $80. While Management anticipates continued distributions from the oil and gas royalties, they are expected to vary depending on market conditions.

The earnings from the real estate investment portfolio are expected to vary depending on the real estate activities and market conditions. The real estate investment portfolio represents 10% and 11% of the total investment portfolio as of December 31, 2022 and 2021, respectively.

The following table reflects net realized investment gains (losses) for the years ended December 31:

	2022	2021
Fixed maturities available for sale	$ (528)	$ 55,867
Equity securities	8,877,148	3,087,978
Real estate	5,292,291	2,877,808
Equity securities – OTTI	(5,000,000)	0
Fixed maturities available for sale – OTTI	0	(393,455)
Consolidated net realized investment gains	9,168,911	5,628,198
Change in fair value of equity securities – held	19,212,045	12,584,561
Change in fair value of equity securities – sold	14,478,667	1,537,322
Total change in fair value of equity securities	33,690,712	14,121,883
Net investment gains	$ 42,859,623	$ 19,750,081

Realized gains and losses from equity securities represent the difference between the fair value at the beginning of the reporting period and the fair value at the time of sale. The total gains from equity securities sold in 2022 were approximately $23.4 million, of which $8.9 million is being reported as gains from equity securities and $14.5 million is reported as a component of the change



in the fair value of equity securities. The disposal of two equity securities represented 89% of the total gains from the equity securities portfolio. The Company fully disposed of one equity security that produced a realized gain of $6.6 million in 2022. The Company disposed of 7,500 shares of an equity security, associated with the oil and gas industry, producing a realized gain of $14.3 million. The Company still owns 5,000 shares of this equity security as of December 31, 2022. This disposal will impact future dividend earnings of the Company as it represented a significant portion of the 2022 investment income from equity securities.

The total gains from equity securities sold in 2021 were approximately $4.6 million, of which $3.1 million is being reported as gains from equity securities and $1.5 million is reported as a component of the change in the fair value of equity securities. The Company disposed of 2,500 shares of an equity security, associated with the oil and gas industry, producing a realized gain of $2.2 million. During the year ended December 31, 2021, the Company also reported additional gains of approximately $851,000 from the sales of the music royalties.

The Company reported a change in fair value of equity securities of approximately $33.7 million and $14.1 million for the years ended December 31, 2022 and 2021, respectively. This line item is material to the results reported in the Consolidated Statements of Operations. This line item can also be extremely volatile, reflecting changes in the stock market. While both 2021 and 2022 reflected positive results, 2022 results were more than double of that of 2021. While these results can be material and volatile, most of the equity holdings of the Company were acquired with a long-term view, thus making these intermediate changes in value of less concern to Management. Management monitors its equity holdings looking more at the specific entity and market it is in relative to performance and less to changes due to general market swings that occur over the holding period of the investment.

While the Company has seen significant positive results from its equity investments in the last two years, a pull back or downward market adjustment could slow these gains or even result in losses in future periods. Management believes its current equity investments continue to be solid investments for the Company and have further growth potential; however, changes in market conditions could cause volatility in market prices.

Included in the 2022 and 2021 net investment gains are other-than-temporary impairments of $5 million and $393,000, respectively. The other-than-temporary impairments recognized during 2022 and 2021 were taken as a result of Management's assessment and determination of value of the investment. The investments were written down to better reflect their current expected value.

During 2022, the Company sold real estate located in Kentucky and recognized a gain of approximately $3.7 million from the sale. The 2021 real estate gains are mainly the result of the sale of real estate located in Illinois and Florida. During 2021, the Company sold its home office building located in Springfield, IL. The sale of this property produced a gain of approximately $1 million and represented approximately 36% of the investment gains from real estate. The Company sold real estate in Florida and recognized a gain of approximately $1.3 million, which represents approximately 44% of the gains reported for the real estate investment portfolio.

Realized investment gains are the result of one-time events and are expected to vary from year to year.

In summary, the Company's basis for future revenue is expected to come from the following primary sources: Conservation of business currently in-force, the maximization of investment earnings and the acquisition of other companies or policy blocks in the life insurance business. Management has placed a significant emphasis on the development of these revenue sources to enhance these opportunities.



Expenses

The Company reported total benefits and other expenses of approximately $25.8 million and $23.8 million for the years ended December 31, 2022 and 2021, respectively. Benefits, claims and settlement expenses represented approximately 57% and 68% of the Company's total expenses for 2022 and 2021, respectively. The other major expense category of the Company is operating expenses, which represented 41% and 30% of the Company's total expenses for 2022 and 2021, respectively.

Benefits, claims and settlement expenses, net of reinsurance benefits, were down approximately 9% when comparing 2022 and 2021 activity. Policy claims vary from year to year and therefore, fluctuations in mortality are to be expected and are not considered unusual by Management.

Early in the COVID-19 pandemic, the Company implemented a process to monitor death claims resulting from COVID-19. Prior to the pandemic, death benefits were $12.6 million, $12.8 million and $12.4 million in 2017, 2018 and 2019, respectively. During the two years of the pandemic, total death benefits were $14.3 million and $16 million in 2020 and 2021, respectively. In 2022, total death benefits, net of reinsurance, declined to $13.3 million. Death benefits of the Company have been higher than recent past experience, even when adjusting for the identified COVID-19 claims. This anomaly is showing throughout the entire U.S. insurance industry. Industry experts believe this increase is death benefits while not always directly related to COVID-19, are caused indirectly by the pandemic due to delays in medical care as a result of the lockdown in 2020 and then later, people's fears of seeking out treatment and trouble making up appointments. This is further compounded by depression from isolation. While we believe our mortality experience has returned to pre-pandemic norms, we cannot be absolutely certain at this time.

Changes in policyholder reserves, or future policy benefits, also impact this line item. Reserves are calculated on an individual policy basis and generally increase over the life of the policy as a result of additional premium payments and acknowledgment of increased risk as the insured continues to age.

The short-term impact of policy surrenders is negligible since a reserve for future policy benefits payable is held which is, at a minimum, equal to and generally greater than the cash surrender value of a policy. The benefit of fewer policy surrenders is primarily received over a longer time period through the retention of the Company's asset base.

Overall, the Company's persistency for business in-force remained relatively steady at 96.8% in 2022 compared to 95.7% in 2021.The Company's actual experience for earned interest, persistency, and mortality varies from the assumptions applied to pricing and for determining premiums. Accordingly, differences between the Company's actual experience and those assumptions applied may affect the profitability of the Company. The Company monitors investment yields, and when necessary adjusts credited interest rates on its insurance products to preserve targeted interest spreads.

Operating expenses increased approximately 48% or $3.4 million in 2022 as compared to that of the same period in 2021. Bonuses paid to employees were approximately $600,000 higher in 2022 as compared to 2021 and were driven by the Company's 2022 performance.

UTG has a strong philanthropic program. The Company generally allocates a portion of its earnings to be used for its philanthropic efforts primarily targeted to Christ-centered organizations or organizations that help the weak or poor. Charitable contributions made by the Company are expected to vary from year to year depending on the earnings of the Company. In 2022, the Company paid approximately $2 million in charitable donations.



Net amortization of cost of insurance acquired decreased approximately 4% when comparing current and prior year activity. Cost of insurance acquired is established when an insurance company is acquired or when the Company acquires a block of in-force business. The Company assigns a portion of its cost to the right to receive future profits from insurance contracts existing at the date of the acquisition. Cost of insurance acquired is amortized with interest in relation to expected future profits, including direct charge-offs for any excess of the unamortized asset over the projected future profits. The interest rates may vary due to risk analysis performed at the time of acquisition on the business acquired. The Company utilizes a 12% discount rate on the remaining unamortized business. The amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised. Amortization of cost of insurance acquired is particularly sensitive to changes in interest rate spreads and persistency of certain blocks of insurance in-force. This expense is expected to decrease unless the Company acquires a new block of business.

Management continues to place significant emphasis on expense monitoring and cost containment. Maintaining administrative efficiencies directly impacts net income.

Financial Condition

Investment Information

Investments are the largest asset group of the Company. The Company's insurance subsidiary is regulated by insurance statutes and regulations as to the type of investments they are permitted to make, and the amount of funds that may be used for any one type of investment.

The following table reflects, by investment category, the investments held by the Company as of December 31:

	2022	As a % of Total Investments	As a % of Total Assets
Fixed maturities	$ 108,313,059	30%	24%
Equity securities, at fair value	150,053,686	41%	33%
Equity securities, at cost	15,683,343	4%	4%
Mortgage loans	30,698,694	8%	7%
Real estate	34,934,352	10%	8%
Notes receivable	14,424,127	4%	3%
Policy loans	6,567,434	2%	1%
Short-term investments	3,596,941	1%	1%
Total investments	$ 364,271,636	100%	81%

	2021	As a % of Total Investments	As a % of Total Assets
Fixed maturities	$ 140,963,881	38%	32%
Equity securities, at fair value	122,229,121	33%	28%
Equity securities, at cost	14,543,343	4%	3%
Trading securities	(1,116)	0%	0%
Mortgage loans	29,183,562	8%	7%



Real estate	39,748,261	10%	9%
Notes receivable	17,722,976	5%	4%
Policy loans	7,390,497	2%	2%
Total investments	$ 371,780,525	100%	85%

The Company's investments are generally managed to match related insurance and policyholder liabilities. The comparison of investment return with insurance or investment product crediting rates establishes an interest spread. Interest crediting rates on adjustable-rate policies have been reduced to their guaranteed minimum rates, and as such, cannot be lowered any further. Policy interest crediting rate changes and expense load changes become effective on an individual policy basis on the next policy anniversary. Therefore, it takes a full year from the time the change was determined for the full impact of such change to be realized. If interest rates decline in the future, the Company will not be able to lower rates and both net investment income and net income will be impacted negatively.

The Company's total investments represented 81% and 85% of the Company's total assets as of December 31, 2022 and 2021, respectively. Fixed maturities and equity securities, at fair value, consistently represent the majority of the Company's total investments – 71% in 2022 and 2021.

As of December 31, 2022, the carrying value of fixed maturity securities in default as to principal or interest was immaterial in the context of consolidated assets, shareholders' equity, or results from operations. To provide additional flexibility and liquidity, the Company has identified all fixed maturity securities as "investments available-for-sale". Investments available-for-sale are carried at market value, with changes in market value charged directly to the other comprehensive income component of shareholders' equity. Changes in the market value of available for sale securities resulted in net unrealized gains (losses) of approximately $(27.8) million and $(7.1) million as of December 31, 2022 and 2021, respectively. The variance in the net unrealized gains and losses is the result of normal market fluctuations mainly related to changes in interest rates in the marketplace.

Management continues to view the Company's investment portfolio with utmost priority. Significant time has been spent internally researching the Company's risk and communicating with outside investment advisors about the current investment environment and ways to ensure preservation of capital and mitigate losses. Management has put extensive efforts into evaluating the investment holdings. Additionally, members of the Company's Board of Directors and investment committee have been solicited for advice and provided with information. Management reviews the Company's entire portfolio on a security level basis to be sure all understand our holdings, potential risks and underlying credit supporting the investments. Management intends to continue its close monitoring of its bond holdings and other investments for possible deterioration or market condition changes. Future events may result in Management's determination that certain current investment holdings may need to be sold which could result in gains or losses in future periods. Such future events could also result in other than temporary declines in value that could result in future period impairment losses.

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if impairment is other-than-temporary. These risks and uncertainties related to Management's assessment of other-than-temporary declines in value include but are not limited to: the risk that Company's assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer; the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated; the risk that fraudulent information could be provided to the Company's investment professionals who determine the fair value estimates.



Liquidity

Liquidity provides the Company with the ability to meet on demand the cash commitments required by its business operations and financial obligations. The Company's liquidity is primarily derived from cash balances, a portfolio of marketable securities and line of credit facilities. The Company has two principal needs for cash – the insurance company's contractual obligations to policyholders and the payment of operating expenses.

Parent Company Liquidity

UTG is a holding company that has no day-to-day operations of its own. Cash flows from UTG's insurance subsidiary, UG, are used to pay costs associated with maintaining the Company in good standing with states in which it does business and purchasing outstanding shares of UTG stock. UTG's cash flow is dependent on management fees received from its insurance subsidiary, stockholder dividends from its subsidiary and earnings received on cash balances. As of December 31, 2022, and 2021, substantially all of the consolidated shareholders' equity represents net assets of its subsidiaries. In 2022, the Parent company received $3 million in dividends from its insurance subsidiary and $5 million in 2021. Certain restrictions exist on the payment of dividends from the insurance subsidiary to the Parent company. For further information regarding the restrictions on the payment of dividends by the insurance subsidiary, see Note 9 – Shareholders' Equity in the Notes to the Consolidated Financial Statements. Although these restrictions exist, dividend availability from the insurance subsidiary has historically been sufficient to meet the cash flow needs of the Parent company.

Insurance Subsidiary Liquidity

Sources of cash flows for the insurance subsidiary primarily consist of premium and investment income. Cash outflows from operations include policy benefit payments, administrative expenses, taxes, and dividends to the Parent company.

Short-Term Borrowings

During October of 2022, the Federal Home Loan Bank approved UG's Cash Management Advance Application ("CMA"). The CMA is a source of overnight liquidity utilized to address the day-to-day cash needs of a Company. The CMA gives the Company the option of selecting a variable rate of interest for up to 90 days or a fixed rate for a maximum of 30 days. The variable rate CMA is prepayable at any time without a fee, while the fixed CMA is not prepayable prior to maturity. The Company has pledged bonds with a collateral lendable value of $22.3 million. During the fourth quarter of 2022, the Company borrowed $19 million and planned to utilize the funds for investing activities. The interest rate on the borrowed funds is variable and currently is 4.42%. During the first quarter of 2023, the Company repaid the entire outstanding principal balance.

Consolidated Liquidity

Cash used in operating activities was approximately $5.3 million and $12.5 million in 2022 and 2021, respectively. Sources of operating cash flows of the Company, as with most insurance entities, is comprised primarily of premiums received on life insurance products and income earned on investments. Uses of operating cash flows consist primarily of payments of benefits to policy holders and beneficiaries and operating expenses. The Company has not marketed any significant new products for several years. As such, premium revenues continue to decline. Management anticipates future cash flows from operations to remain similar to historic trends.

During 2022 and 2021, the Company's investing activities provided (used) net cash of approximately $26.2 million and $(18.1) million, respectively. The Company recognized proceeds of approximately $79.7 million and $59.3 million from investments sold and matured in 2022 and



2021, respectively. The Company used approximately $53.5 million and $78.7 million to acquire investments during 2022 and 2021, respectively. The net cash provided by investing activities is expected to vary from year to year depending on market conditions and management's ability to find and negotiate favorable investment contracts.

Net cash provided by (used in) financing activities was approximately $(6.4) million and $22.3 million during 2022 and 2021, respectively. As of December 31, 2022, and 2021, the Company had $19 million and $24 million in debt outstanding with third parties, respectively.

The Company had cash and cash equivalents of approximately $45.3 million and $30.8 million as of December 31, 2022 and 2021, respectively. The Company has a portfolio of marketable fixed maturity securities that could be sold, if an unexpected event were to occur. These securities had a fair value of approximately $108.3 million and $141 million at December 31, 2022 and 2021, respectively. However, the strong cash flows from investing activities, investment maturities and the availability of the line of credit facilities make it unlikely that the Company would need to sell securities for liquidity purposes. See Note 2 – Investments in the Notes to the Consolidated Financial Statements for detailed disclosures regarding the Company's investment portfolio.

Management believes the overall sources of liquidity available will be sufficient to satisfy its financial obligations.

Capital Resources

The Company's capital structure consists of available short-term debt, long-term debt and shareholders' equity. A complete analysis and description of the short-term and long-term debt issues available as of December 31, 2022 and 2021 are presented in Note 7–Credit Arrangements in the Notes to the Consolidated Financial Statements.

The Company had $19 million and $24 debt outstanding as of December 31, 2022 and 2021, respectively.

The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. The risk-based capital (RBC) formula measures the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, mortality and morbidity, asset and liability matching and other business factors. The RBC formula is used by state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized.

At December 31, 2022, UG has a ratio of approximately 6.10, which is 610% of the authorized control level. Accordingly, the Company meets the RBC requirements.

The Board of Directors of UTG has authorized the repurchase in the open market or in privately negotiated transactions of UTG's common stock. At a meeting of the Board of Directors in March of 2022, the Board of Directors of UTG authorized the repurchase of up to an additional $2 million of UTG's common stock, for a total repurchase of $22 million of UTG's common stock in the open market or in privately negotiated transactions. Company Management has broad authority to operate the program, including the discretion of whether to purchase shares and the ability to suspend or terminate the program. Open market purchases are made based on the last available market price but may be limited. During 2022, the Company repurchased 24,308 shares through the stock repurchase program for $685,808. Through December 31, 2022, UTG has spent $19,309,437 in the acquisition of 1,326,213 shares under this program.

Shareholders' equity was approximately $157.6 million and $140.8 million as of December 31, 2022 and 2021, respectively. Total shareholders' equity increased approximately 12% in 2022 as



compared to 2021. The increase is primarily attributable to net income from operations. As of December 31, 2022, and 2021, the Company reported accumulated other comprehensive income (loss) of approximately $(7.1) million and $10.3 million, respectively.

For the periods ended December 31, 2022 and 2021, the decrease in accumulated other comprehensive income was approximately$(17.4) million and $(5.3) million, respectively, as a result of unrealized losses on fixed maturity securities. The variance in the net unrealized gains and losses is the result of normal market fluctuations mainly related to changes in interest rates in the marketplace.

The Company's investments provide sufficient return to cover future obligations. The Company carries all of its fixed maturity holdings as available for sale, which are reported in the Consolidated Financial Statements at their fair value.

<h3 style="text-align:center">New Accounting Pronouncements</h3>

See Note 1 – Summary of Significant Account Policies in the Notes to the Consolidated Financial Statements for information regarding new accounting pronouncements.

<h3 style="text-align:center">Off-Balance Sheet Arrangements</h3>

The Company does not have any off-balance sheet arrangements, financing activities or other relationships with unconsolidated entities or other persons.

<h3 style="text-align:center">Contractual Obligations</h3>

As a smaller reporting company, as defined by Rule 12b-2 of the Exchange Act and Item 10(f)(1) of Regulation S-K, the Company has elected to comply with certain scaled disclosure reporting obligations, and therefore does not have to provide the information required by this item.

<h3 style="text-align:center">Management's Report on Internal Controls Over Financial Reporting</h3>

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making the assessment, Management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework (2013). Based on Management's assessment, Management concluded that, as of December 31, 2022, the Company's internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only Management's report in this Annual Report.

Changes in Internal Controls

There have been no changes in the Company's internal control over financial reporting since December 31, 2022, in connection with the evaluation required by paragraph (d) of Exchange Act



Rule 13a-15(e) and 15d-15(e), that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. The Company's process for evaluating controls and procedures is continuous and encompasses constant improvement of the design and effectiveness of established controls and procedures and the remediation of any deficiencies, which may be identified during this process.







REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
UTG, Inc. and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of UTG, Inc. and Subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes to the consolidated financial statements (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement, whether due to error or fraud, of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

MOORE
An independent firm associated with Moore Global Network Limited

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Future Policy Benefits

Critical Audit Matter Description

The estimated valuation of future policy benefits is measured based on actuarial methodologies and underlying economic and future policyholder behavior assumptions. The Company makes these assumptions at the time the contract is issued or, in the case of contracts acquired by purchase, at the purchase date.

As described in Note 1, the liability for future policy benefits on traditional life insurance products and accident and health insurance policy benefits are calculated using a net level method, including assumptions as to investment yields, mortality, withdrawals and other assumptions based on the Company's experience. The liability for future policy benefits for universal life contracts is calculated using a retrospective deposit method and represents the policy account balances.

Auditing estimates for future policy benefits required a high degree of judgment, including the need to involve an actuarial specialist, due to the nature of the data utilized in the complex actuarial models and the significant amount of judgment applied by management in determining these liabilities.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to the liability for future policy benefits included the following procedures, among others:

- We obtained an understanding and evaluated the design of controls, including those related to the performance of experience studies and the setting of best estimate assumptions.
- Procedures also included, among others, testing the completeness and accuracy of data provided by management and the involvement of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of management's actuarial techniques and evaluating the reasonableness of assumptions used in those techniques.
- Engaging an independent actuarial specialist to evaluate whether the methodologies and assumptions used by management in developing the liabilities were appropriate and reasonable.



Valuation of Non-Marketable Investments Reported at Fair Value

Critical Audit Matter Description

The Company holds certain investments that are not actively traded and are classified as Level 3 assets. These investments include equity securities, valued using either the Company's pricing models to estimate future cash flows or net asset value. Since such securities trade infrequently and have little or no price transparency, the Company's techniques for determining the estimated fair value of such securities rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. The determination of these unobservable inputs involves significant management judgment and estimation and typically cannot be supported by reference to market activity.

The principal considerations for our determination that performing procedures relating to the valuation of Level 3 investments is a critical audit matter are that there was significant judgment by management to determine the fair value of these Level 3 investments, which included significant unobservable inputs related to comparable market data and discount rates.

Auditing of unobservable inputs used by management to estimate the fair value of Level 3 securities required a high degree of auditor judgement, subjectivity and an increased extent of effort.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to the proprietary models and unobservable inputs used by management to estimate the fair value of Level 3 securities included the following, among others:

- We obtained an understanding and evaluated the appropriateness of the Company's pricing sources.
- We tested the completeness, accuracy, reliability, and relevance of key data used in the models.
- We assessed the consistency by which management has applied significant unobservable valuation assumptions.
- For a selection of securities, we compared the accuracy of the Company's estimated fair value price to a price independently developed by the audit team.

We have served as the Company's auditor since 2005.

Armanino LLP

Armanino[LLP]
St. Louis, Missouri

March 24, 2023



UTG, Inc.
Consolidated Balance Sheets
As of December 31, 2022 and 2021
ASSETS

	2022	2021
Investments:		
Investments available for sale:		
Fixed maturities, at fair value (amortized cost $117,279,820 and $127,949,963)	108,313,059	140,963,881
Equity securities, at fair value (cost $77,015,688 and $68,403,168)	150,053,686	122,229,121
Equity securities, at cost	15,683,343	14,543,343
Mortgage loans on real estate at amortized cost	30,698,694	29,183,562
Investment real estate, net	34,934,352	39,748,261
Notes receivable	14,424,127	17,722,976
Policy loans	6,567,434	7,390,497
Short-term investments	3,596,941	0
Total investments	364,271,636	371,781,641
Cash and cash equivalents	45,290,385	30,787,278
Accrued investment income	1,371,677	1,264,159
Reinsurance receivables:		
Future policy benefits	24,318,030	24,740,562
Policy claims and other benefits	4,638,857	4,426,997
Cost of insurance acquired	2,698,153	3,386,501
Income taxes receivable	0	975,373
Other assets	4,945,627	1,097,246
Total assets	447,534,365	438,459,757

LIABILITIES AND SHAREHOLDERS' EQUITY

	2022	2021
Policy liabilities and accruals:		
Future policy benefits	229,582,664	235,367,680
Policy claims and benefits payable	4,072,879	3,941,305
Other policyholder funds	318,096	345,248
Dividend and endowment accumulations	14,802,746	14,686,166
Income taxes payable	4,189,081	0
Deferred income taxes	11,582,138	13,680,396
Notes payable	19,000,000	24,000,000
Trading securities, at fair value (proceeds $0 and $2,202)	0	1,116
Other liabilities	5,958,385	5,193,039
Total liabilities	289,505,989	297,214,950
Shareholders' equity:		
Common stock - no par value, stated value $.001 per share.		
Authorized 7,000,000 shares - 3,164,809 and 3,166,669 shares issued and outstanding	3,166	3,176
Additional paid-in capital	32,693,972	32,780,587
Retained earnings	131,989,352	97,731,347
Accumulated other comprehensive income (loss)	(7,111,586)	10,253,151
Total UTG shareholders' equity	157,574,904	140,768,252
Noncontrolling interest	453,472	476,555
Total shareholders' equity	158,028,376	141,244,807
Total liabilities and shareholders' equity	447,534,365	438,459,757

See accompanying notes.



UTG, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2022 and 2021

	2022	2021
Revenue:		
Premiums and policy fees	8,384,604	9,080,039
Ceded reinsurance premiums and policy fees	(2,697,382)	(2,680,050)
Net investment income	20,811,471	9,050,325
Other income	350,519	412,982
Revenues before net investment gains (losses)	26,849,212	15,863,296
Net investment gains (losses):		
Other-than-temporary impairments	(5,000,000)	(393,455)
Other realized investment gains, net	14,168,911	6,021,653
Change in fair value of equity securities	33,690,712	14,121,883
Total net investment gains	42,859,623	19,750,081
Total revenues	69,708,835	35,613,377
Benefits and other expenses:		
Benefits, claims and settlement expenses:		
Life	15,703,526	17,137,166
Ceded reinsurance benefits and claims	(2,449,533)	(2,380,366)
Annuity	1,029,156	993,937
Dividends to policyholders	311,400	324,543
Commissions	(116,571)	(121,287)
Amortization of cost of insurance acquired	688,348	714,970
Operating expenses	10,497,302	7,115,530
Interest expense	108,722	4,051
Total benefits and other expenses	25,772,350	23,788,544
Income before income taxes	43,936,485	11,824,833
Income tax expense	9,572,139	2,069,673
Net income	34,364,346	9,755,160
Net income attributable to noncontrolling interest	(106,341)	(92,097)
Net income attributable to common shareholders	34,258,005	9,663,063
Amounts attributable to common shareholders:		
Basic income per share	10.81	3.05
Diluted income per share	10.81	3.05
Basic weighted average shares outstanding	3,167,719	3,171,919
Diluted weighted average shares outstanding	3,167,719	3,171,919

See accompanying notes.



UTG, Inc.
Consolidated Statements of Comprehensive Income (Loss)
For the Years Ended December 31, 2022 and 2021

	2022	2021
Net income	34,364,346	9,755,160
Other comprehensive income (loss):		
Unrealized holding gains (losses) arising during period, pre-tax	(27,824,173)	(7,085,803)
Tax (expense) benefit on unrealized holding gains (losses) arising during the period	5,843,076	1,488,019
Unrealized holding gains (losses) arising during period, net of tax	(21,981,097)	(5,597,784)
Less reclassification adjustment for (gains) losses included in net income	528	337,587
Tax expense (benefit) for (gains) losses included in net income	(111)	(70,893)
Reclassification adjustment for (gains) losses included in net income, net of tax	417	266,694
Subtotal: Other comprehensive income (loss), net of tax	(21,980,680)	(5,331,090)
Comprehensive income	12,383,666	4,424,070
Less comprehensive income attributable to noncontrolling interests	(106,341)	(92,097)
Comprehensive income attributable to UTG, Inc.	12,277,325	4,331,973

See accompanying notes.



UTG, Inc.
Consolidated Statements of Shareholders' Equity

Year ended December 31, 2022		Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Shareholders' Equity
Balance at January 1, 2022	$	3,167	32,780,587	97,731,347	10,253,151	476,555	141,244,807
Common stock issued during year		23	599,169	0	0	0	599,192
Treasury shares acquired and retired		(24)	(685,784)	0	0	0	(685,808)
Net income attributable to common shareholders		0	0	34,258,005	0	0	34,258,005
Unrealized holding gain (loss) on securities net of noncontrolling interest and reclassification adjustment and taxes		0	0	0	(17,364,737)	0	(17,364,737)
Distributions		0	0	0	0	(128,824)	(128,824)
Gain attributable to noncontrolling interest		0	0	0	0	105,741	105,741
Balance at December 31, 2022	$	3,166	32,693,972	131,989,352	(7,111,586)	453,472	158,028,376

Year ended December 31, 2021		Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Shareholders' Equity
Balance at December 31, 2020	$	3,176	33,025,018	88,068,284	15,584,241	460,772	137,141,491
Common stock issued during year		10	292,929	0	0	0	292,939
Treasury shares acquired and retired		(19)	(537,360)	0	0	0	(537,379)
Net income attributable to common shareholders		0	0	9,663,063	0	0	9,663,063
Unrealized holding gain (loss) on securities net of noncontrolling interest and reclassification adjustment and taxes		0	0	0	(5,331,090)	0	(5,331,090)
Distributions		0	0	0	0	(76,314)	(76,314)
Gain attributable to noncontrolling interest		0	0	0	0	92,097	92,097
Balance at December 31, 2021	$	3,167	32,780,587	97,731,347	10,253,151	476,555	141,244,807

.

See accompanying notes.



UTG, Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net income	34,364,346	9,755,160
Adjustments to reconcile net income to net cash used in operating activities:		
Amortization (accretion) of investments	138,587	210,665
Other-than-temporary impairments	5,000,000	393,455
Realized investment gains, net	(14,168,911)	(6,021,653)
Change in fair value of equity securities	(33,690,712)	(14,121,883)
Unrealized trading (gains) losses included in income	1,086	(2,059)
Realized trading (gains) losses included in income	12,197	(20,509)
Amortization of cost of insurance acquired	688,348	714,970
Depreciation and depletion	2,032,627	2,757,522
Stock-based compensation	599,192	287,934
Charges for mortality and administration of universal life and annuity products	(5,943,417)	(6,325,818)
Interest credited to account balances	3,767,177	3,896,162
Change in accrued investment income	(107,518)	77,484
Change in reinsurance receivables	210,672	88,449
Change in policy liabilities and accruals	(2,836,498)	(5,470,342)
Change in income taxes receivable (payable)	5,164,454	(1,243,870)
Change in other assets and liabilities, net	(565,949)	2,570,898
Net cash used in operating activities	(5,334,319)	(12,453,435)
Cash flows from investing activities:		
Proceeds from investments sold and matured:		
Fixed maturities available for sale	13,128,136	21,581,106
Equity securities	36,126,454	5,892,777
Trading securities	17,983	41,708
Mortgage loans	3,655,779	12,270,055
Real estate	12,659,854	8,370,848
Notes receivable	12,329,505	8,639,320
Policy loans	1,752,613	2,503,273
Total proceeds from investments sold and matured	79,670,324	59,299,087
Cost of investments acquired:		
Fixed maturities available for sale	(2,614,165)	(4,078,459)
Equity securities	(27,523,161)	(32,991,005)
Trading securities	(32,382)	(30,243)
Mortgage loans	(5,158,911)	(20,634,252)
Real estate	(4,586,280)	(10,960,910)
Notes receivable	(9,030,657)	(8,680,000)
Policy loans	(929,549)	(1,303,246)
Short-term investments	(3,591,885)	0
Total cost of investments acquired	(53,466,990)	(78,678,115)
Sale of property and equipment	0	1,324,647
Net cash provided by investing activities	26,203,334	(18,054,381)
Cash flows from financing activities:		
Policyholder contract deposits	4,555,115	4,466,422
Policyholder contract withdrawals	(5,106,391)	(5,588,394)
Proceeds from notes payable/line of credit	58,500,000	24,000,000
Payments of principal on notes payable/line of credit	(63,500,000)	0
Purchase of treasury stock	(685,808)	(537,379)
Issuance of stock	0	5,005
Noncontrolling contributions/(distributions) of consolidated subsidiary	(128,824)	(76,314)
Net cash used in financing activities	(6,365,908)	22,269,340
Net increase (decrease) in cash and cash equivalents	14,503,107	(8,238,476)
Cash and cash equivalents at beginning of year	30,787,278	39,025,754
Cash and cash equivalents at end of year	45,290,385	30,787,278



Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Business – UTG, Inc. is an insurance holding company. The Company's dominant business is individual life insurance, which includes the servicing of existing insurance in-force and the acquisition of other companies in the life insurance business. UTG and its subsidiaries are collectively referred to as the "Company".

During March 2020, a global pandemic was declared by the World Health Organization related to the rapidly growing outbreak of a novel strain of coronavirus (COVID-19). The pandemic significantly impacted the economic conditions in the U.S. and globally, accelerating during the first half of March 2020, as federal, state, and local governments reacted to the public health crisis, creating significant uncertainties in the U.S. economy. Over the ensuing months, the economy slowly began to return to a pre-pandemic norm. At this time, it appears the pandemic is behind us, though there continues to be mutating variants of the virus and regional outbreaks around the world. The impact of this seems to have been lessened by vaccines and immunity buildup. During this time the Company did not experience any significant slow-down in activities, however, the Company did see an increase in mortality experience. While we believe our mortality experience has returned to pre-pandemic norms, we cannot be absolutely certain at this time.

This document at times will refer to the Registrant's largest shareholder, Mr. Jesse T. Correll and certain companies controlled by Mr. Correll. Mr. Correll holds a majority ownership of First Southern Funding, LLC ("FSF"), a Kentucky corporation, and First Southern Bancorp, Inc. ("FSBI"), a financial services holding company. FSBI operates through its 100% owned subsidiary bank, First Southern National Bank ("FSNB"). Banking activities are conducted through multiple locations within south-central and western Kentucky. Mr. Correll is Chief Executive Officer, President, and Chairman of the Board of Directors of UTG and is currently UTG's largest shareholder through his ownership control of FSF, FSBI and affiliates. At December 31, 2022, Mr. Correll owns or controls directly and indirectly approximately 65% of UTG's outstanding stock.

UTG's life insurance subsidiary has several wholly owned and majority-owned subsidiaries. The subsidiaries were formed to hold certain real estate and other investments. The investments were placed into the limited liability companies and partnerships to provide additional protection to the policyholders and to UG.

Basis of Presentation – The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), under guidance issued by the Financial Accounting Standards Board ("FASB"). The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of the Registrant and its wholly and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated during consolidation.

Business Segments – The Company has only one business segment – life insurance.

Investments – The Company reports its investments as follows:

Fixed Maturity Investments – The Company classifies its fixed maturity investments, which include bonds, as available for sale. Investments classified as available for sale are carried at fair value with unrealized gains and losses, net of deferred taxes, reflected directly in accumulated other comprehensive income. Premiums and discounts on debt securities purchased at other than par value are amortized and accreted, respectively, to interest income in the Consolidated Statements of Operations, using the constant yield method over the period to maturity. Net realized gains and losses on sales of available for sale securities, and unrealized losses considered to be other-than-temporary, are recorded to net realized investment gains (losses) in the Consolidated Statements of Operations.

Equity Securities at Fair Value – Investments in equity securities, which include common and preferred stocks, are reported at fair value with unrealized gains and losses reported as a component of net income (loss).

Equity Securities at Cost – These investments are reported at their cost basis, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Mortgage Loans on Real Estate – Mortgage loans on real estate are reported at their unpaid principal balances, adjusted for amortization of premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected.

Investment Real Estate – Real estate held-for-investment is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line-basis for financial reporting purposes using estimated useful lives of 3 to 30 years. Real estate for which the Company commits to a plan to sell within one year and actively markets in its current condition, for a reasonable price, in comparison to its estimated fair value, is classified as held-for-sale. Real estate held-for-sale is stated at lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated.

Notes Receivable – Notes receivable are reported at their unpaid principal balances, adjusted for valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected. Interest accruals are analyzed based on the likelihood of repayment. The Company does not utilize a specified number of days delinquent to cause an automatic non-accrual status.

Policy Loans – Policy loans are reported at their unpaid balances, including accumulated interest, but not in excess of the cash surrender value of the related policy.

Short-Term Investments – Short-term investments have remaining maturities exceeding three months and under 12 months at the time of purchase and are stated at amortized cost, which approximates fair value.

Gains and Losses – Realized gains and losses include sales of investments and investment impairments. If any, other-than-temporary impairments in fair value are recognized in net income on the specific identification basis.

Fair Value – Fair values for cash, short-term investments, short-term debt, receivables, and payables approximate carrying value. Fair values for fixed maturities, equity securities and certain other assets are determined in accordance with specific accounting guidance. Fair values are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments in active markets, quotes in inactive markets, or other



observable criteria. Mortgage loans on real estate and notes receivable are estimated using discounted cash flow analyses. For more specific information regarding the Company's measurements and procedures in valuing financial instruments, see Note 3 – Fair Value Measurements.

Impairment of Investments – The Company evaluates its investment portfolio for other-than-temporary impairments as described in Note 2 – Investments. If a security is deemed to be other-than-temporarily impaired, the cost basis of the security is written down to fair value and is treated as a realized loss.

Current accounting guidance states that if an entity intends to sell or if it is more likely than not that it will be required to sell an impaired security prior to recovery of its cost basis, the security is to be considered other-than-temporarily impaired and the full amount of impairment must be charged to earnings. Otherwise, losses on fixed maturities which are other-than-temporarily impaired are separated into two categories, the portion of the loss which is considered credit loss and the portion of the loss which is due to other factors. The credit loss portion is charged to earnings while the loss due to other factors is charged to other comprehensive income.

Cash Equivalents – Cash equivalents consist of money market accounts and investments with maturities of three months or less when purchased.

Cash – Cash consists of balances on hand and on deposit in banks and financial institutions.

Reinsurance - In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers under excess coverage and coinsurance contracts. The Company retains a maximum of $125,000 of coverage per individual life.

Reinsurance receivables are recognized in a manner consistent with the liabilities relating to the underlying reinsured contracts. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

Cost of Insurance Acquired - When an insurance company is acquired, the Company assigns a portion of its cost to the right to receive future cash flows from insurance contracts existing at the date of the acquisition. The cost of policies purchased represents the actuarially determined present value of the projected future profits from the acquired policies. Cost of insurance acquired is amortized with interest in relation to expected future profits, including direct charge-offs for any excess of the unamortized asset over the projected future profits. The amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

Property and Equipment - Company-occupied property, data processing equipment and furniture and office equipment are stated at cost less accumulated depreciation of $2,123,831 at December 31, 2022 and 2021. Depreciation is computed on a straight-line basis for financial reporting purposes using estimated useful lives of 3 to 30 years. Depreciation expense was $0 and $66,517 for the years ended December 31, 2022 and 2021, respectively.

Future Policy Benefits and Expenses - The liabilities for traditional life insurance and accident and health insurance policy benefits are computed using a net level method. These liabilities include assumptions as to investment yields, mortality, withdrawals, and other assumptions based on the life insurance subsidiary's experience adjusted to reflect anticipated trends and to include provisions for possible unfavorable deviations. The Company makes these assumptions at the time the contract is issued or, in the case of contracts acquired by purchase, at the purchase date. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 2.0% to 6.0% for life insurance and 2.5% to 7.5% for annuities. Benefit reserves for traditional life insurance policies include certain deferred profits on limited-payment policies that are being recognized in income over the policy term. Policy benefit claims are charged to expense in the period that the claims are incurred. The mortality rate assumptions for policies currently issued by the Company are based on 2017 CSO Ultimate tables. Withdrawal rate assumptions are based upon Linton B or C, which are industry standard actuarial tables for forecasting assumed policy lapse rates.

Benefit reserves for universal life insurance and interest sensitive life insurance products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims in excess of related policy account balances. Interest crediting rates for universal life and interest sensitive products range from 3.0% to 6.0% as of December 31, 2022 and 2021.

Policy Claims and Benefits Payable - Policy and contract claims include provisions for reported claims in process of settlement, valued in accordance with the terms of the policies and contracts, as well as provisions for claims incurred and unreported. The estimate of incurred and unreported claims is based on prior experience. The Company makes an estimate after careful evaluation of all information available to the Company. There is no certainty the stated liability for policy claims and benefits payable, including the estimate for incurred but unreported claims, will be the Company's ultimate obligation.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax impact attributable to differences between the financial statement book values and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. More information concerning income taxes is provided in Note 6 –Income Taxes.

Earnings Per Share – The objective of both basic earnings per share ("EPS") and diluted EPS is to measure the performance of an entity over the reporting period. The Company presents basic and diluted EPS on the face of the Consolidated Statements of Operations. Basic EPS is computed by dividing income available to common shareholders by the weighted average common shares outstanding for the period. Diluted EPS is calculated by adding to shares outstanding the additional net effect of potentially dilutive securities or contracts, such as stock options, which could be exercised or converted into common shares.

Recognition of Revenues and Related Expenses - Premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits, consist principally of whole life insurance policies, and certain annuities with life contingencies are recognized as revenues when due. Limited payment life insurance policies defer gross premiums received in excess of net premiums, which is then recognized in income in a constant relationship with insurance in-force. Accident and health insurance premiums are recognized as revenue pro rata over the terms of the policies. Benefits and related expenses associated with the premiums earned are charged to expense proportionately over the lives of the policies through a provision for future policy benefit liabilities and through deferral and amortization of deferred policy acquisition costs. For universal life and investment products, generally there is no requirement for payment of premium other than to maintain account values at a level sufficient to pay mortality and expense charges. Consequently, premiums for universal life policies and investment products are not reported as revenue, but as deposits. Policy fee revenue for universal life policies and investment products consists of charges for the cost of insurance and policy administration fees assessed



during the period. Expenses include interest credited to policy account balances and benefit claims incurred in excess of policy account balances.

Recently Issued Accounting Standards

In December of 2022, the FASB issued Accounting Standards Update No. 2022-05, Financial Services-Insurance (Topic 944): Transition for Sold Contracts. ASU 2022-05 amends transition guidance in ASU No. 2018-12, Financial Services - Insurance (Topic944): Targeted Improvements to the Accounting for Long-Duration Contracts (LDTI), for contracts that have been derecognized because of a sale or disposal of individual or a group of contracts or legal entities before the LDTI effective date. This ASU amends the LDTI transition guidance to allow an insurance entity to make an accounting policy election to exclude certain contracts or legal entities from applying the LDTI guidance when, as of the LDTI effective date, (a) the insurance contracts have been derecognized because of a sale or disposal and (b) the insurance entity has no significant continuing involvement with the derecognized contracts. See below for further analysis regarding ASU No. 2018-12.

In July of 2022, the FASB issued Accounting Standards Update No. 2022-03, Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. ASU 2022-03 is intended to improve financial reporting for investors and other financial statement users by increasing comparability of financial information across reporting entities that have investments in equity securities measured at fair value that are subject to contractual restrictions preventing the sale of those securities. The amendments in the ASU clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. ASU 2022-03 is effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2024 for smaller reporting companies. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

In August 2018, the FASB issued Accounting Standards Update No. 2018-12, Financial Services-Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts or ASU 2018-12. ASU 2018-12 significantly changes how insurers account for long-duration insurance contracts. The new guidance will require insurers to review and update, if necessary, the assumptions used to measure insurance liabilities periodically, rather than retain assumptions used at contract inception. The updated guidance also changes the recognition and measurement of deferred acquisition costs (DAC) and created a new category of benefit features called market risk benefits (MRB) that will be measured at fair value. The guidance also significantly expands the disclosure requirements for long-duration contracts. The ASU was originally effective for fiscal years, and interim periods within those years, for years beginning after December 15, 2020 and early adoption is permitted. The guidance on measuring the liabilities for future policy benefits and DAC will be adopted on a modified retrospective basis as of the earliest period presented in the year of adoption. The guidance on MRB will be adopted on a retrospective basis as of the earliest period presented in the year of adoption. In November of 2019, the FASB issued ASU 2019-09, which delayed the effective date of ASU 2018-12 to fiscal years beginning after December 15, 2024 for smaller reporting companies. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

Note 2 – Investments

Available for Sale Securities – Fixed Maturity Securities

The Company's insurance subsidiary is regulated by insurance statutes and regulations as to the type of investments they are permitted to make, and the amount of funds that may be used for any one type of investment.



Investments in available for sale securities are summarized as follows for the years ended December 31:

2022		Original or Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
Investments available for sale:								
Fixed maturities								
U.S. Government and govt. agencies and authorities	$	18,315,321	$	0	$	(1,104,146)	$	17,211,175
U.S. special revenue and assessments		7,535,018		0		(335,918)		7,199,100
All other corporate bonds		91,429,481		65,529		(7,592,226)		83,902,784
Total	$	117,279,820	$	65,529	$	(9,032,290)	$	108,313,059

2021		Original or Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
Investments available for sale:								
Fixed maturities								
U.S. Government and govt. agencies and authorities	$	25,312,358	$	355,623	$	(17,078)	$	25,650,903
U.S. special revenue and assessments		7,540,867		982,668		0		8,523,535
All other corporate bonds		95,096,738		11,692,705		0		106,789,443
Total	$	127,949,963	$	13,030,996	$	(17,078)	$	140,963,881

The amortized cost and estimated market value of debt securities at December 31, 2022, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Fixed Maturities Available for Sale December 31, 2022		Amortized Cost		Estimated Fair Value
Due in one year or less	$	7,501,489	$	7,393,130
Due after one year through five years		45,914,985		43,837,255
Due after five years through ten years		14,876,371		14,341,653
Due after ten years		22,013,592		19,389,980
Fixed maturities with no single maturity date		26,973,383		23,351,041
Total	$	117,279,820	$	108,313,059

By insurance statute, the majority of the Company's investment portfolio is invested in investment grade securities to provide ample protection for policyholders.



Below investment grade debt securities generally provide higher yields and involve greater risks than investment grade debt securities because their issuers typically are more highly leveraged and more vulnerable to adverse economic conditions than investment grade issuers. In addition, the trading market for these securities is usually more limited than for investment grade debt securities. Debt securities classified as below-investment grade are those that receive a Standard & Poor's rating of BB+ or below.

The Company held below investment grade investments with an estimated market value of $0 as of December 31, 2022 and December 31, 2021.

The fair value of investments with sustained gross unrealized losses are as follows as of December 31:

2022	Less than 12 months		12 months or longer		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. Government and govt. agencies and authorities	$ 17,211,175	(1,104,146)	$ 0	0	$ 17,211,175	(1,104,146)
U.S. special revenue and assessments	7,199,100	(335,918)	0	0	7,199,100	(335,918)
All other corporate bonds	80,144,564	(7,592,226)	0	0	80,144,564	(7,592,226)
Total fixed maturities	$ 104,554,839	(9,032,290)	$ 0	0	$ 104,554,839	(9,032,290)

2021	Less than 12 months		12 months or longer		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. Government and govt. agencies and authorities	$ 4,042,825	(17,078)	$ 0	0 $	4,042,825	(17,078)
Total fixed maturities	$ 4,042,825	(17,078)	$ 0	0 $	4,042,825	(17,078)

The following table provides additional information regarding the number of securities that were in an unrealized loss position for greater than or less than twelve months:

	Less than 12 months	12 months or longer	Total
As of December 31, 2022			
Fixed maturities	57	0	57
As of December 31, 2021			
Fixed maturities	3	0	3

Substantially all of the unrealized losses on fixed maturities available for sale at December 31, 2022 and 2021 are attributable to changes in market interest rates and general disruptions in the credit market subsequent to purchase. The Company does not currently intend to sell nor does it expect to be required to sell any of the securities in an unrealized loss position. Based upon the Company's expected continuation of receipt of contractually required principal and interest payments and its intent and ability to retain the securities until price recovery, as well as the Company's evaluation of other relevant factors, the Company deems these securities to be temporarily impaired as of December 31, 2022 and 2021.

Cost Method Investments

The Company held equity investments with an aggregate cost of $15,683,343 and $14,543,343 at December 31, 2022 and 2021, respectively. These equity investments were not reported at fair value because it is not practicable to estimate their fair values due to insufficient information being available. Management reviews and considers events or changes in circumstances that might have a significant adverse effect on the reported value of those investments. Based on Management's evaluation of the equity securities reported at cost, the Company reported an other-than-temporary impairment of $5 million on one security during the fourth quarter of 2022. The other-than-temporary impairment was taken as a result of Management's assessment and determination of value of the investment.

During 2022 and 2021, the Company acquired $7 million and $0, respectively, in equity securities reported at cost.

Trading Securities

Securities designated as trading securities are reported at fair value, with gains or losses resulting from changes in fair value recognized in net investment income on the Consolidated Statements of Operations. Trading Securities included exchange-traded equities and exchange-traded options. Trading securities carried as liabilities were securities sold short. A gain, limited to the price at which the security was sold short, or a loss, potentially unlimited in size, will be recognized upon the termination of the short sale. The fair value of derivatives included in trading security assets and trading security liabilities as of December 31, 2022 was $0 and $0, respectively. The fair value of derivatives included in trading security assets and trading security liabilities as of December31, 2021 was $1,116 and $0, respectively. Earnings from trading securities are classified in cash flows from operating activities. The derivatives held by the Company are for income generation purposes only.

The following table reflects trading securities revenue charged to net investment income for the periods ended December 31:

	2022	2021
Net unrealized gains (losses)	$ (1,086)	2,059
Net realized gains (losses)	(12,197)	20,509
Net unrealized and realized gains (losses)	$ (13,283)	$ 22,568

Mortgage Loans

The Company, from time to time, acquires mortgage loans through participation agreements with FSNB. FSNB has been able to provide the Company with additional expertise and experience in underwriting commercial and residential mortgage loans, which provide more attractive yields than the traditional bond market. The Company is able to receive participations from FSNB for three primary reasons: 1) FSNB has already reached its maximum lending limit to a single borrower, but the borrower is still considered a suitable risk; 2) the interest rate on a particular loan may be fixed for a long period that is more suitable for UG given its asset-liability structure; and 3) FSNB's loan growth might at times outpace its deposit growth, resulting in FSNB participating such excess loan growth rather than turning customers away. For originated loans, the Company's Management is responsible for the final approval of such loans after evaluation. Before a new loan is issued, the applicant is subject to certain criteria set forth by Company Management to ensure quality control.



These criteria include, but are not limited to, a credit report, personal financial information such as outstanding debt, sources of income, and personal equity. Once the loan is approved, the Company directly funds the loan to the borrower. The Company bears all risk of loss associated with the terms of the mortgage with the borrower.

During 2022 and 2021, the Company acquired $5,158,911 and $20,634,252 in mortgage loans, respectively. FSNB services the majority of the Company's mortgage loan portfolio. The Company pays FSNB a 0.25% servicing fee on these loans and a one-time fee at loan origination of 0.50% of the original loan cost to cover costs incurred by FSNB relating to the processing and establishment of the loan.

During 2022 and 2021, the maximum and minimum lending rates for mortgage loans were:

	2022		2021	
	Maximum rate	Minimum rate	Maximum rate	Minimum rate
Farm Loans	5.00 %	4.50 %	6.00 %	4.50 %
Commercial Loans	7.00 %	4.00 %	5.50 %	4.10 %
Residential Loans	5.00 %	4.15 %	5.00 %	4.15 %

Most mortgage loans are first position loans. Loans issued are generally limited to no more than 80% of the appraised value of the property.

The Company has in place a monitoring system to provide Management with information regarding potential troubled loans. Letters are sent to each mortgagee when the loan becomes 30 days or more delinquent. Management is provided with a monthly listing of loans that are 60 days or more past due. All loans 90 days or more past due are placed on a non-performing status and classified as delinquent loans. Quarterly, coinciding with external financial reporting, the Company reviews each delinquent loan and determines how each delinquent loan should be classified. Management believes the current internal controls surrounding the mortgage loan selection process provide a quality portfolio with minimal risk of foreclosure and/or negative financial impact.

Changes in the current economy could have a negative impact on the loans, including the financial stability of the borrowers, the borrowers' ability to pay or to refinance, the value of the property held as collateral and the ability to find purchasers at favorable prices. Interest accruals are analyzed based on the likelihood of repayment. In no event will interest continue to accrue when accrued interest along with the outstanding principal exceeds the net realizable value of the property. The Company does not utilize a specified number of days delinquent to cause an automatic non-accrual status.

A mortgage loan reserve is established and adjusted based on Management's quarterly analysis of the portfolio and any deterioration in value of the underlying property which would reduce the net realizable value of the property below its current carrying value. The mortgage loan reserve was $0 at December 31, 2022 and 2021.

The following table summarizes the mortgage loan holdings of the Company for the periods ended December 31:

	2022	2021
In good standing	$ 30,698,694	$ 27,102,789
Overdue interest over 90 days	0	2,080,773
Total mortgage loans	$ 30,698,694	$ 29,183,562
Total foreclosed loans during the year	$ 0	$ 0

Investment Real Estate

Real estate held-for-investment is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line-basis for financial reporting purposes using estimated useful lives of 3 to 30 years. The Company periodically reviews its real estate held-for-investment for impairment and tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. During 2022 and 2021, no impairments were recognized on the investment real estate.

Note 3 - Fair Value Measurements of the Consolidated Financial Statements provides further information regarding the fair value of financial instruments that are not measured at fair value. The investment real estate owned by the Company is included in this portion of the Note 3 - Fair Value Measurements disclosure.

The following table provides an allocation of the Company's investment real estate by type for the periods ended December 31:

	2022	2021
Raw land	$ 11,634,472	$14,538,507
Commercial	5,124,847	4,347,423
Residential	3,402,502	3,813,936
Land, minerals, and royalty interests	14,772,531	17,048,395
Total investment real estate	$ 34,934,352	$39,748,261

The Company's investment real estate portfolio includes ownership in oil and gas royalties. As of December 31, 2022, and 2021, investments in oil and gas royalties represented 42% and 43%, respectively, of the total investment real estate portfolio. See Note 13 - Concentrations of the Consolidated Financial Statements for additional information regarding the allocation of the oil and gas investment real estate holdings by industry type.

Gains and losses recognized on the disposition of the properties are recorded as realized gains and losses in the Consolidated Statements of Operations. During 2022 and 2021, the Company acquired $4,586,280 and $10,960,910 of investment real estate, respectively.

Notes Receivable

Notes receivable represent collateral loans and promissory notes issued by the Company and are reported at their unpaid principal balances, adjusted for valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected. The valuation allowance as of December 31, 2022 and 2021 was $0. Interest accruals are analyzed based on the likelihood of repayment. The Company does not utilize a specified number of days delinquent to cause an automatic non-accrual status. During 2022 and 2021, the Company acquired $9,030,657 and $8,680,000 of noted receivable, respectively.

Before a new note is issued, the applicant is subject to certain criteria set forth by Company Management to ensure quality control. Once the note is approved, the Company directly funds the note to the borrower. Several of the notes have participation agreements in place, whereas the Company has reduced its investment in the note receivable by participating a portion of the note to a third party.



Similar to the mortgage loans, FSNB services several of the notes receivable. The Company, and the participants in the notes, share in the risk of loss associated with the terms of the note with the borrower, based upon their ownership percentage in the note. The Company has in place a monitoring system to provide Management with information regarding potential troubled loans.

Short-Term Investments

Short-term investments have remaining maturities exceeding three months and under 12 months at the time of purchase and are stated at amortized cost, which approximates fair value. The short-term investments consist of United States Treasury securities.

During 2022 and 2021, the Company acquired $3,591,885 and $0, respectively, in short-term investments.

Analysis of Investment Operations

The following table reflects the Company's net investment income for the periods ended December 31:

		2022		2021
Fixed maturities	$	4,153,453	$	4,566,293
Equity securities		2,539,579		1,274,147
Trading securities		(13,283)		22,568
Mortgage loans		1,580,647		706,883
Real estate		15,424,260		3,241,689
Notes receivable		933,886		1,558,406
Policy loans		489,823		606,347
Cash and cash equivalents		203,250		2,567
Short-term investments		5,056		0
Total consolidated investment income		25,316,671		11,978,900
Investment expenses		(4,505,200)		(2,928,575)
Consolidated net investment income	$	20,811,471	$	9,050,325

The following table presents net investment gains (losses) and the change in net unrealized gains on investments for the periods ended December 31:

		2022		2021
Realized gains:				
Sales of fixed maturities	$	4,683	$	55,867
Sales of equity securities		8,986,784		3,142,720
Sales of real estate		5,326,838		2,877,808
Total realized gains		14,318,305		6,076,395
Realized losses:				
Sales of fixed maturities		(5,211)		0
Sales of equity securities		(109,636)		(54,742)
Sales of real estate		(34,547)		0
Other-than-temporary impairments		(5,000,000)		(393,455)
Total realized losses		(5,149,394)		(448,197)
Net realized investment gains (losses)		9,168,911		5,628,198



Change in fair value of equity securities:
  Change in fair value of equity securities held at

the end of the period		33,690,712		14,121,883
Change in fair value of equity securities		33,690,712		14,121,883
Net investment gain (losses)	$	42,859,623	$	19,750,081

Change in net unrealized gains (losses) on
  available-for-sale investments included in other
  comprehensive income:

Fixed maturities	$	(27,824,173)	$	(7,085,803)
Net increase (decrease)	$	(27,824,173)	$	(7,085,803)

Other-Than-Temporary Impairments

The Company regularly reviews its investment securities for factors that may indicate that a decline in fair value of an investment is other than temporary. The factors considered by Management in its regular review to identify and recognize other-than-temporary impairment losses on fixed maturities include, but are not limited to: the length of time and extent to which the fair value has been less than cost; the Company's intent to sell, or be required to sell, the debt security before the anticipated recovery of its remaining amortized cost basis; the financial condition and near-term prospects of the issuer; adverse changes in ratings announced by one or more rating agencies; subordinated credit support, whether the issuer of a debt security has remained current on principal and interest payments; current expected cash flows; whether the decline in fair value appears to be issuer specific or, alternatively, a reflection of general market or industry conditions, including the effect of changes in market interest rates. If the Company intends to sell a debt security, or it is more likely than not that it would be required to sell a debt security before the recovery of its amortized cost basis, the entire difference between the security's amortized cost basis and its fair value at the balance sheet date would be recognized by a charge to other-than-temporary losses in the Consolidated Statements of Operations.

Management regularly reviews its real estate portfolio in comparison to appraisal valuations and current market conditions for indications of other-than-temporary impairments. If a decline in value is judged by Management to be other-than-temporary, a loss is recognized by a charge to other-than-temporary impairment losses in the Consolidated Statements of Operations.

Based on Management's review of the investment portfolio, the Company recorded the following losses for other-than-temporary impairments in the Consolidated Statements of Operations for the periods ended December 31:

		2022		2021
Other than temporary impairments:				
Fixed Maturities	$	0	$	393,455
Common Stock		5,000,000		0
Total other than temporary impairments	$	5,000,000	$	393,455

The other-than-temporary impairment recognized during 2022 and 2021 was taken as a result of Management's assessment and determination of value of the investment. The investments were written down to better reflect its current expected value.



Investments on Deposit

The Company had investments with a fair value of $7,771,724 and $8,401,031 on deposit with various state insurance departments as of December 31, 2022 and 2021, respectively.

Note 3 – Fair Value Measurements

Assets and liabilities recorded at fair value in the Condensed Consolidated Balance Sheets are measured and classified in accordance with a fair value hierarchy consisting of three levels based on the observability of valuation inputs:

Level 1 – Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Valuation methodologies include quoted prices for similar assets and liabilities in active markets or quoted prices for identical, quoted prices for identical or similar assets or liabilities in markets that are not active, or the Company may use various valuation techniques or pricing models that use observable inputs to measure fair value.

Level 3 – Valuation is based upon unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents information about assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value measurement based on the observability of the inputs used as of December 31:

2022	Level 1	Level 2	Level 3	Net Asset Value	Total
Financial assets:					
Fixed maturities available for sale:					
U.S. Government and government agencies and authorities	$17,211,175	$ 0	$ 0	$ 0	$ 17,211,175
U.S. special revenue and assessments	0	7,199,100	0	0	7,199,100
Corporate securities	0	83,902,784	0	0	83,902,784
Total fixed maturities	17,211,175	91,101,884	0	0	108,313,059
Equity securities:					
Common stocks	45,999,477	6,651,800	6,720,643	89,434,766	148,806,686
Preferred stocks	0	0	1,247,000	0	1,247,000
Total equity securities	45,999,477	6,651,800	7,967,643	89,434,766	150,053,686
Total financial assets	$63,210,652	$97,753,684	$7,967,643	$89,434,766	$258,366,745
Liabilities					
Trading Securities	$ 0	$ 0	$ 0	$ 0	$ 0



2021	Level 1	Level 2	Level 3	Net Asset Value	Total
Financial assets:					
Fixed maturities available for sale:					
U.S. Government and government agencies and authorities	$25,650,903	$ 0	$ 0	$ 0	$ 25,650,903
U.S. special revenue and assessments	0	8,523,535	0	0	8,523,535
Corporate securities	0	106,789,443	0	0	106,789,443
Total fixed maturities	25,650,903	115,312,978	0	0	140,963,881
Equity securities:					
Common stocks	40,784,660	16,711,180	5,861,486	57,603,597	120,960,923
Preferred stocks	0	21,198	1,247,000	0	1,268,198
Total equity securities	40,784,660	16,732,378	7,108,486	57,603,597	122,229,121
Total financial assets	$66,435,563	$132,045,356	$7,108,486	$57,603,597	$263,193,002
Liabilities					
Trading Securities	$ (1,116)	$ 0	$ 0	$ 0	$ (1,116)

The following is a description of the valuation techniques used the by Company to measure assets reported at fair value on a recurring basis. There have been no significant changes in the valuation techniques utilized by the Company during 2022 or 2021.

Available for Sale Securities

Securities classified as available for sale are recorded at fair value on a recurring basis. Securities classified as Level 1 utilized fair value measurements based upon quoted market prices, when available. If quoted market prices are not available, the Company obtains fair value measurements from recently executed transactions, market price quotations, benchmark yields and issuer spreads to value Level 2 securities. In certain instances where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. Fair value determinations for Level 3 measurements are estimated on a quarterly basis where assumptions used are reviewed to ensure the estimated fair value complies with accounting standards generally accepted in the United States.

Equity Securities at Fair Value

Equity securities consist of common and preferred stocks mainly in private equity investments, financial institutions, and publicly traded corporations. Equity securities for which there is sufficient market data are categorized as Level 1 or 2 in the fair value hierarchy. For the equity securities in which quoted market prices are not available, the Company uses industry standard pricing methodologies, including discounted cash flow models that may incorporate various inputs such as payment expectations, risk of the investment, market data, and health of the underlying company. The inputs are based upon Management's assumptions and available market information. When evidence is believed to support a change to the carrying value from the transaction price, adjustments are made to reflect the expected cash flows, material events and market data. These investments are included in Level 3 of the fair value hierarchy.

Equity Securities at Net Asset Value

Certain equity securities carried at fair value, which do not have readily determinable fair values, use net asset value ("NAV") and are excluded from the fair value hierarchy. These investments are generally not readily redeemable by the investee. See Note 8 –Commitments and Contingencies for additional information regarding unfunded commitments.



Trading Securities

Trading securities are recorded at fair value. They are classified as Level 1 and utilize fair value measurements based upon quoted market prices.

Change in Level 3 Recurring Fair Value Measurements

The following table presents the changes in Level 3 assets and liabilities measured at fair value on a recurring basis, and the realized and unrealized gains (losses) related to the Level 3 assets and liabilities.

	Equity Securities, Fair Value	Equity Securities, Net Asset Value	Total
Balance at December 31, 2021	$7,108,486	$57,603,597	$64,712,083
Realized gains (losses)	198,125	327,863	525,988
Unrealized gains (losses)	202,208	19,628,294	19,830,502
Purchases	866,668	14,394,717	15,261,385
Sales	(407,844)	(2,519,705)	(2,927,549)
Balance at December 31, 2022	$7,967,643	$89,434,766	$97,402,409

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3 in the tables above. As a result, the unrealized gains (losses) on instruments held at December 31, 2022 and 2021 may include changes in fair value that were attributable to both observable and unobservable inputs.

Quantitative Information About Level 3 Fair Value Measurements

The following table presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level 3 instruments and include only those instruments for which information about the inputs is reasonably available to the Company, such as data from independent third-party valuation service providers and from internal valuation models.

Financial Assets	Fair Value at December 31, 2022	Fair Value at December 31, 2021	Valuation Technique
Common stocks	$ 89,434,766	$ 57,603,597	Net Asset Value
Common stocks	7,967,643	7,108,486	Pricing Model
Total	$ 97,402,409	$ 64,712,083	

Uncertainty of Fair Value Measurements

The significant unobservable inputs used in the determination of the fair value of assets classified as Level 3 have an inherent measurement uncertainty that if changed could result in higher or lower fair value measurements of these assets as of the reporting date.

Equity Securities at Fair Value

Fair market value for equity securities is derived based on unobservable inputs, such as projected normalized revenues and industry standard multiples of revenue for the equity securities valued using pricing model. Significant increases (decreases) in either of those inputs in isolation would result in a significantly higher (lower) fair value measurement.

Investments in Certain Entities Carried at Fair Value Using Net Asset Value per Share

Investment Category	Fair Value at December 31, 2022	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common stocks				
Growth equity				
Redeemable	$ 43,724,562	$ 0	Quarterly	45 days
Non-redeemable	45,710,204	7,779,867	n/a	n/a
Total	$ 89,434,766	$ 7,779,867		

Investment Category	Fair Value at December 31, 2021	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common stocks				
Growth equity				
Redeemable	$ 28,546,227	$ 0	Quarterly	45 days
Non-redeemable	29,057,370	5,288,967	n/a	n/a
Total	$ 57,603,597	$ 5,288,967		

Fair Value Measurements on a Nonrecurring Basis

Certain assets are not carried at fair value on a recurring basis. Accordingly, such investments are only included in the fair value hierarchy disclosure when the investment is subject to re-measurement at fair value after initial recognition and the resulting re-measurement is reflected in the Consolidated Financial Statements. The Company did not recognize any re-measurements or impairments of financial instruments during the years ended December 31, 2022 and 2021.

Fair Value Information About Financial Instruments Not Measured at Fair Value

Certain assets are not carried at fair value on a recurring basis. Accordingly, such investments are only included in the fair value hierarchy disclosure when the investment is subject to re-measurement at fair value after initial recognition and the resulting re-measurement is reflected in the Consolidated Financial Statements.

The following table presents the carrying amount and estimated fair values of the Company's financial instruments not measured at fair value and indicates the level in the fair value hierarchy of the estimated fair value measurement based on the observability of the inputs used as of December 31:

2022	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Assets					
Preferred stock, at cost	$15,683,343	$15,683,343	$ 0	$ 0	$15,683,343
Mortgage loans on real estate	30,698,694	29,735,873	0	0	29,735,873
Investment real estate	34,934,352	92,425,241	0	0	92,425,241
Notes receivable	14,424,127	14,812,523	0	0	14,812,523
Policy loans	6,567,434	6,567,434	0	0	6,567,434
Liabilities					
Notes Payable	19,000,000	19,000,000	0	19,000,000	0



2021	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Common stock, at cost	$ 5,860,000	$ 5,860,000	$ 0	$ 0	$ 5,860,000
Preferred stock, at cost	8,683,343	8.683,343	0	0	8,683,343
Mortgage loans on real estate	29,183,562	29,183,562	0	0	29,183,562
Investment real estate	39,748,261	96,463,112	0	0	96,463,112
Notes receivable	17,722,976	17,722,976	0	0	17,722,976
Policy loans	7,390,497	7,390,497	0	0	7,390,497
Liabilities					
Notes Payable	24,000,000	24,000,000	0	24,000,000	0

The above estimated fair value amounts have been determined based upon the following valuation methodologies. Considerable judgment was required to interpret market data in order to develop these estimates. Accordingly, the estimates are not necessarily indicative of the amounts which could be realized in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the fair value amounts.

The fair values of mortgage loans on real estate are estimated using discounted cashflow analyses and interest rates being offered for similar loans to borrowers with similar credit ratings. The inputs used to measure the fair value of our mortgage loans on real estate are classified as Level 3 within the fair value hierarchy.

Investment real estate is recorded at the lower of the net investment in the real estate or the fair value of the real estate less costs to sell. The determination of fair value assessments are performed on a periodic, non-recurring basis by external appraisal and assessment of property values by Management. The inputs used to measure the fair value of our investment real estate are classified as Level 3 within the fair value hierarchy.

The fair values of notes receivable are estimated using discounted cash flow analyses and interest rates being offered for similar loans to borrowers with similar credit ratings. The inputs used to measure the fair value of the notes receivable are classified as Level 3within the fair value hierarchy.

Policy loans are carried at the aggregate unpaid principal balances in the Consolidated Balance Sheets which approximate fair value and earn interest at rates ranging from 4% to 8%. Individual policy liabilities in all cases equal or exceed outstanding policy loan balances. The inputs used to measure the fair value of our policy loans are classified as Level 3 within the fair value hierarchy.

The carrying value for notes payable is a reasonable estimate of fair value subject to floating rates of interest. The fair value of notes payable with fixed rate borrowings is determined based on the borrowing rates currently available to the Company for loans with similar terms and average maturities. The inputs used to measure the fair value of our notes payable are classified as Level 2 within the fair value hierarchy.

Note 4 - Reinsurance

As is customary in the insurance industry, the insurance subsidiary cedes insurance to, and assumes insurance from, other insurance companies under reinsurance agreements. Reinsurance agreements are intended to limit a life insurer's maximum loss on a large or unusually hazardous risk or to obtain a greater diversification of risk. The ceding insurance company remains primarily liable with respect to ceded insurance should any reinsurer be unable to meet the obligations



assumed by it. However, it is the practice of insurers to reduce their exposure to loss to the extent that they have been reinsured with other insurance companies. The Company sets a limit on the amount of insurance retained on the life of any one person. The Company will not retain more than $125,000, including accidental death benefits, on any one life. As of December 31, 2022, the Company had gross insurance in-force of approximately $897 million of which approximately $184 million was ceded to reinsurers. As of December 31, 2021, the Company had gross insurance in-force of approximately $948 million of which approximately $193 million was ceded to reinsurers.

The Company's reinsured business is ceded to numerous reinsurers. The Company monitors the solvency of its reinsurers in seeking to minimize the risk of loss in the event of a failure by one of the parties. The Company is primarily liable to the insureds even if the reinsurers are unable to meet their obligations. The primary reinsurers of the Company are large, well-capitalized entities.

Most recently, UG utilized reinsurance agreements with Optimum Re Insurance Company ("Optimum"), and Swiss Re Life and Health America Incorporated ("SWISS RE"). Optimum and SWISS RE currently hold an "A" (Excellent) and "A+" (Superior) rating, respectively, from A.M. Best, an industry rating company. The reinsurance agreements were effective December 1, 1993 and covered most new business of UG. Under the terms of the agreements, UG cedes risk amounts above its retention limit of $100,000 with a minimum cession of $25,000. Ceded amounts are shared equally between the two reinsurers on a yearly renewable term ("YRT") basis, a common industry method. The treaty is self-administered; meaning the Company records the reinsurance results and reports them to the reinsurers.

Also, Optimum is the reinsurer of 100% of the accidental death benefits ("ADB") in force of UG. This coverage is renewable annually at the Company's option. Optimum specializes in reinsurance agreements with small to mid-size carriers such as UG.

UG entered into a coinsurance agreement with Park Avenue Life Insurance Company ("PALIC") effective September 30, 1996. Under the terms of the agreement, UG ceded to PALIC substantially all of its then in-force paid-up life insurance policies. Paid-up life insurance generally refers to non-premium paying life insurance policies. Under the terms of the agreement, UG sold 100%of the future results of this block of business to PALIC through a coinsurance agreement. UG continues to administer the business for PALIC and receives a servicing fee through a commission allowance based on the remaining in-force policies each month. PALIC has the right to assumption reinsure the business, at its option, and transfer the administration. The Company is not aware of any such plans. PALIC's ultimate parent, The Guardian Life Insurance Company of America ("Guardian"), currently holds an "A++" (Superior) rating from A.M. Best. The PALIC agreement accounts for approximately 64% of UG's reinsurance reserve credit, as of December 31, 2022 and 2021.

The Company does not have any short-duration reinsurance contracts. The effect of the Company's long-duration reinsurance contracts on premiums earned in 2022 and 2021 were as follows:

	2022 Premiums Earned	2021 Premiums Earned
Direct	$ 8,384,604	$ 9,080,076
Assumed	0	(37)
Ceded	(2,697,382)	(2,680,050)
Net Premiums	$ 5,687,222	$ 6,399,989



Note 5 – Cost of Insurance Acquired

When an insurance company is acquired, the Company assigns a portion of its cost to the right to receive future cash flows from insurance contracts existing at the date of the acquisition. The cost of policies purchased represents the actuarially determined present value of the projected future profits from the acquired policies. Cost of insurance acquired is amortized with interest in relation to expected future profits, including direct charge-offs for any excess of the unamortized asset over the projected future profits. The interest rates utilized may vary due to differences in the blocks of business. The interest rate utilized in the amortization calculation of the remaining cost of insurance acquired is 12%. The amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

	2022	2021
Cost of insurance acquired, beginning of year	$ 3,386,501	$ 4,101,471
Interest accretion	501,324	587,120
Amortization	(1,189,672)	(1,302,090)
Net amortization	(688,348)	(714,970)
Cost of insurance acquired, end of year	$ 2,698,153	$ 3,386,501

Estimated net amortization expense of cost of insurance acquired for the next five years is as follows:

	Interest Accretion	Amortization	Net Amortization
2023	418,722	1,079,979	661,257
2024	339,372	975,187	635,815
2025	263,074	877,240	614,166
2026	189,374	799,520	610,146
2027	116,157	292,926	176,769

Note 6 – Income Taxes

UTG and UG file separate federal income tax returns.

Income tax expense (benefit) consists of the following components:

	2022	2021
Current tax	$ 7,054,454	$ (32,134)
Deferred tax	2,517,685	2,101,807
Income tax expense	$ 9,572,139	$ 2,069,673

The expense for income taxes differed from the amounts computed by applying the applicable United States statutory rate of 21% as of December 31, 2022 and 2021, before income taxes as a result of the following differences:



	2022	2021
Tax computed at statutory rate	$ 9,226,662	$ 2,483,215
Changes in taxes due to:		
Non-controlling interest	(22,332)	(19,340)
Dividend received deduction	(142,790)	(107,180)
Oil & gas royalty's depletion	(170,123)	(60,969)
	680,722	(226,053)
Income tax expense	$ 9,572,139	$ 2,069,673

The following table summarizes the major components that comprise the net deferred tax liability as reflected in the balance sheets:

	2022	2021
Investments	$ 10,794,061	$ 12,159,338
Cost of insurance acquired	566,612	711,165
Management/consulting fees	(8,206)	(8,518)
Future policy benefits	(718,338)	(447,958)
Deferred gain on sale of subsidiary	1,387,490	1,387,490
Other assets (liabilities)	(330,488)	(57,783)
Reserves adjustment	144,158	192,212
Federal tax DAC	(253,151)	(255,550)
Deferred tax liability	$ 11,582,138	$ 13,680,396

At December 31, 2022 and 2021, the Company had gross deferred tax assets of $1,808,474 and $1,292,790, respectively, and gross deferred tax liabilities of $13,390,612 and $14,973,186, respectively, resulting from temporary differences primarily related to the life insurance subsidiary. A valuation allowance is to be provided when it is more likely than not that deferred tax assets will not be realized by the Company. No valuation allowance has been recorded relating to the Company's deferred tax assets since, in Management's judgment, the Company will more likely than not have sufficient taxable income in future periods to fully realize its existing deferred tax assets.

The Company's Federal income tax returns are periodically audited by the Internal Revenue Service ("IRS"). There are currently no examinations in process, nor is Management aware of any pending examination by the IRS. The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board ("FASB") ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently need to be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Company has evaluated its tax positions, expiring statutes of limitations, changes in tax law and new authoritative rulings and believes that no disclosure relative to a provision of income taxes is necessary, at this time, to cover any uncertain tax positions. Tax years that remain subject to examination are the years ended December 31, 2019, 2020, 2021, and 2022.

The Company classifies interest and penalties on underpayment of income taxes as income tax expense. No interest or penalties were included in the reported income taxes for the years presented. The Company is not aware of any potential or proposed changes to any of its tax filings.



Note 7 – Credit Arrangements

At December 31, 2022 and 2021, the Company had the following lines of credit available:

Instrument	Issue Date	Maturity Date	Revolving Credit Limit	December 31, 2021	Borrowings	Repayments	December 31, 2022
Lines of Credit:							
UTG	11/20/2013	11/20/2023	$ 8,000,000	$ -	-	-	$ -
UG - CMA	10/21/2021	10/6/2023	25,000,000	24,000,000	58,500,000	63,500,000	19,000,000

The UTG line of credit carries interest at a fixed rate of 6.500% and is payable monthly. As collateral, UTG has pledged 100% of the common voting stock of its wholly owned subsidiary, Universal Guaranty Life Insurance Company ("UG").

During October of 2022, the Federal Home Loan Bank approved UG's Cash Management Advance Application ("CMA"). The CMA gives the Company the option of selecting a variable rate of interest for up to 90 days or a fixed rate for a maximum of 30 days. The variable rate CMA is prepayable at any time without a fee, while the fixed CMA is not prepayable prior to maturity. The Company has pledged bonds with a collateral lendable value of $22,250,086. During the fourth quarter of 2022, the Company borrowed $19 million and planned to utilize the funds for investing activities. The interest rate on the borrowed funds is variable and currently is 4.42%. During the first quarter of 2023, the Company repaid the entire outstanding principal balance.

Note 8 – Commitments and Contingencies

The insurance industry has experienced a number of civil jury verdicts which have been returned against life and health insurers in the jurisdictions in which the Company does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against the insurer, including material amounts of punitive damages. In some states, juries have substantial discretion in awarding punitive damages in these circumstances. In the normal course of business, the Company is involved from time to time in various legal actions and other state and federal proceedings. Management is of the opinion that the ultimate disposition of the matters will not have a materially adverse effect on the Company's results of operations or financial position.

Under the insurance guaranty fund laws in most states, insurance companies doing business in a participating state can be assessed up to prescribed limits for policyholder losses incurred by insolvent or failed insurance companies. Although the Company cannot predict the amount of any future assessments, most insurance guaranty fund laws currently provide that an assessment may be excused or deferred if it would threaten an insurer's financial strength. Mandatory assessments may be partially recovered through a reduction in future premium tax in some states. The Company does not believe such assessments will be materially different from amounts already provided for in the consolidated financial statements, though the Company has no control over such assessments.



The following table represents the total funding commitments and the unfunded commitment as of December 31, 2022 related to certain investments:

	Total Funding Commitment	Unfunded Commitment
RLF III, LLC	$ 4,000,000	$ 398,120
Sovereign's Capital, LP Fund I	500,000	13,000
Sovereign's Capital, LP Fund II	1,000,000	92,034
Sovereign's Capital, LP Fund III	3,000,000	505,453
Garden City Companies, LLC	2,000,000	1,090,531
Carrizo Springs Music, LLC	5,000,000	189,711
Legacy Venture X, LLC	3,000,000	1,620,000
QCC Investment Co., LLC	1,500,000	150,000
Great American Media Group, LLLC	4,000,000	2,510,000
Sovereign's Capital Evergreen Fund I, LLC	3,000,000	150,967
PBEX, LLC	2,000,000	49,343
Sovereign's Capital Lower Middle Market Fund II, LP	3,000,000	2,188,539
Elisha's Properties, LLC	1,096,750	491,823
Granite Shoals Music, LLC	6,500,000	5,633,332
Legacy Venture XI, LLC	2,000,000	1,920,000
SFR X Holdings, LLC	1,550,000	1,550,000

During 2006, the Company committed to invest in RLF III, LLC ("RLF"), which makes land-based investments in undervalued assets. RLF makes capital calls as funds are needed for continued land purchases.

During 2012, the Company committed to invest in Sovereign's Capital, LP Fund I ("Sovereign's"), which invests in companies in emerging markets. Sovereign's makes capital calls to investors as funds are needed.

During 2015, the Company committed to invest in Sovereign's Capital, LP Fund II ("Sovereign's II"), which invests in companies in emerging markets. Sovereign's II makes capital calls to investors as funds are needed.

During 2018, the Company committed to invest in Sovereign's Capital, LP Fund III ("Sovereign's III"), which invests in companies in emerging markets. Sovereign's III makes capital calls to investors as funds are needed.

During 2020, the Company committed to invest in Garden City Companies, LLC ("Garden City"), which invests primarily in companies in the healthcare, inspection/testing services and maintenance service arena. Garden City makes capital calls to investors as funds are needed.

During 2020, the Company committed to invest in Carrizo Springs Music, LLC ("Carrizo"), which invests in music royalties. Carrizo makes capital calls to its investors as funds are needed to acquire the royalty rights.

During 2020, the Company committed to invest in Legacy Venture X, LLC ("Legacy Venture X"), which is a fund of funds. Legacy Venture X makes capital calls to its investors as funds are needed.



During 2021, the Company committed to invest in QCC Investment Co., LLC ("QCC"). The funds are being utilized to purchase a manufacturing entity. QCC makes capital calls to its investors as funds are needed.

During 2021, the Company committed to fund a collateral loan for Great American Media Group, LLC ("GAM"). GAM makes draw requests on the loan as funds are needed to fund the operating needs of the Company.

During 2021, the Company committed to invest in Sovereign's Capital Evergreen Fund I, LLC ("Evergreen"), which invests in companies in emerging markets. Evergreen makes capital calls to investors as funds are needed.

During 2022, the Company committed to fund a collateral loan for PBEX, LLC ("PBEX"). PBEX makes draw requests on the loan as funds are needed to fund the operating needs of the Company.

During 2022, the Company committed to invest in Sovereign's Capital Lower Middle Market Fund II, LP ("Sovereign's LMM"), which invests in companies in emerging markets. Sovereign's LMM makes capital calls to investors as funds are needed.

During 2022, the Company committed to invest in Elisha's Properties, LLC ("Elisha's"), which investment in real estate properties. Elisha's makes capital calls as funds are needed.

During 2022, the Company committed to invest in Granite Shoals Music, LLC ("Granite"), which invests in music royalties. Granite makes capital calls to its investors as funds are needed to acquire the royalty rights.

During 2022, the Company committed to invest in Legacy Venture XI, LLC ("Legacy Venture XI"), which is a fund of funds. Legacy Venture XI makes capital calls to its investors as funds are needed.

During 2022, the Company issued a letter of credit to SFR X Holdings, LLC ("SFR"). SFR will make draw requests on the loan as funds are needed to meet the operational needs of the LLC.

Note 9 – Shareholders' Equity

Stock Repurchase Program – The Board of Directors of UTG has authorized the repurchase in the open market or in privately negotiated transactions of UTG's common stock. At a meeting of the Board of Directors in March of 2022, the Board of Directors of UTG authorized the repurchase of up to an additional $2 million of UTG's common stock, for a total repurchase of $22 million of UTG's common stock in the open market or in privately negotiated transactions. Company Management has broad authority to operate the program, including the discretion of whether to purchase shares and the ability to suspend or terminate the program. Open market purchases are made based on the last available market price but may be limited. During 2022, the Company repurchased 24,308 shares through the stock repurchase program for $685,808. Through December 31, 2022, UTG has spent $19,309,437 in the acquisition of 1,326,213 shares under this program.

Director Compensation - Effective January 1, 2018, a compensation arrangement was approved whereby each outside Director annually received $5,000 as a retainer and $2,500 per meeting attended. The compensation is be paid in the form of UTG, Inc. common stock. The value is determined annually on the close of business December 20th or the next business day should December 20 be a weekend or holiday, based on the activity of the year just ending. Reasonable travel expenses are reimbursed in cash as incurred. UTG's Director Compensation policy provides that Directors who are employees of UTG or its affiliates do not receive any compensation for their services as Directors except for reimbursement for reasonable travel expenses for attending each



meeting.

In December of 2022, the Company issued 4,485 shares of its common stock as compensation to the Directors. The shares were valued at $25.06 per share, the market value at the date of issue. During 2022, the Company recorded $112,394 in operating expense related to the stock issuance. In December of 2021, the Company issued 4,269 shares of its common stock as compensation to the Directors. The shares were valued at $27.50 per share, the market value at the date of issue. During 2021, the Company recorded $117,398 in operating expense related to the stock issuance.

Other Compensation - During 2022, the Company issued 17,963 shares of stock to management and employees as compensation at a cost of $486,798. During 2021, The Company issued 6,294 shares of stock to management and employees as compensation at a cost of $170,537. These awards are determined at the discretion of the Board of Directors.

Earnings Per Share - The following is a reconciliation of basic and diluted weighted average shares outstanding used in the computation of basic and diluted earnings per share:

	2022	2021
Basic weighted average shares outstanding	3,167,719	3,171,919
Weighted average dilutive options outstanding	0	0
Diluted weighted average shares outstanding	3,167,719	3,171,919

The computation of diluted earnings per share is the same as basic earnings per share for the years ending December 31, 2022 and 2021, as there were no outstanding securities, options or other offers that give the right to receive or acquire common shares of UTG.

Statutory Restrictions – Restrictions exist on the flow of funds to UTG from its insurance subsidiary. Statutory regulations require life insurance subsidiaries to maintain certain minimum amounts of capital and surplus. UG is required to maintain minimum statutory surplus of $2,500,000. At December 31, 2022, substantially all of the consolidated shareholders' equity represents net assets of UTG's subsidiaries.

UG is domiciled in the state of Ohio. Ohio requires notification within 5 business days to the insurance commissioner following the declaration of any ordinary dividend and at least ten calendar days prior to payment of such dividend. Ordinary dividends are defined as the greater of: a) prior year statutory net income or b) 10% of statutory capital and surplus. Extraordinary dividends (amounts in excess of ordinary dividend limitations) require prior approval of the insurance commissioner and are not restricted to a specific calculation. UG paid ordinary dividends of $3 million and $5 million to UTG in 2022 and 2021, respectively. No extraordinary dividends were paid during the two-year period. UTG used the dividends received during 2022 and 2021 to purchase outstanding shares of UTG stock and for general operations of the Company.

Note 10 - Statutory Accounting

The insurance subsidiary prepares its statutory-based financial statements in accordance with accounting practices prescribed or permitted by the Ohio Department of Insurance. These principles differ significantly from accounting principles generally accepted in the United States of America. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, from company to company within a state, and may change in the future.



The following table reflects UG's statutory basis net income and capital and surplus (shareholders' equity) as of December 31:

	2022	2021
Net income	$ 18,782,335	$ 450,976
Capital and surplus	93,269,301	64,726,088

Note 11 – Related Party Transactions

The articles of incorporation of UG contain the following language under item 12 relative to related party transactions:

A director shall not be disqualified from-dealing with or contracting with the corporation as vendor, purchaser; employee, agent or otherwise; nor, in the absence of fraud, shall any transaction or contract or act of this corporation be void or in any way affected or invalidated by the fact that any director or any firm of which any director is a member or any corporation of which any director is a shareholder, director or officer is in any way interested in such transaction or contract or act, provided the fact that such director or such firm or such corporation so interested shall be disclosed or shall be known to the Board of Directors or such members thereof as shall be present at any meeting of the Board of Directors at which action upon any such contract or transaction or act shall be taken: nor shall any such director be accountable or responsible to the company for or in respect to such transaction or contract or act of. This corporation or for any gains or profits realized by him by reason of the fact that he or any firm of which he is a member or any corporation of which he is a shareholder, director or officer is interested in such action or contract; and any such director may be counted in determining the existence of a quorum of any meeting of the Board of Directors of the company which shall authorize or take action in respect to any such contractor transaction or act and may vote thereat to authorize, ratify, or approve any such contractor transaction or act, with like force and effect as if he or any firm of which he is a member or any corporation of which he is a shareholder, director or officer were not interested in such transaction or contract or act.

On February 20, 2003, UG purchased $4 million of a trust preferred security offering issued by First Southern Bancorp, Inc. ("FSBI"). The security has a mandatory redemption after 30 years with a call provision after 5 years. The security pays a quarterly dividend at a fixed rate of 6.515%. The Company received dividends of $165,138 and $165,137 during 2022 and 2021, respectively.

On March 30, 2009, UG purchased $1 million of FSBI common stock. The sale and transfer of this security is restricted by the provisions of a stock restriction and buy-sell agreement.

UTG has a 30.10% ownership interest in an aircraft that is jointly owned with First Southern National Bank and Bandyco, LLC. Bandyco, LLC is affiliated with the Estate of Ward F. Correll. Mr. Correll is the father of Jesse Correll and a former director of the Company. The aircraft is used for business related travel by various officers and employees of the Company. For years 2022 and 2021, UTG paid $553,533 and $248,977 for costs associated with the aircraft, respectively.

Effective January 1, 2007, UTG entered into administrative services and cost sharing agreements with its subsidiary. Under this arrangement, the subsidiary pays its proportionate share of expenses, based on an allocation formula. During 2022 and 2021, UG paid $7,862,902 and $6,824,829, respectively, in expenses. The Ohio Department of Insurance has approved the cost sharing agreement and it is Management's opinion that where applicable, costs have been



allocated fairly and such allocations are based upon accounting principles generally accepted in the United States of America.

The Company from time to time acquires mortgage loans through participation agreements with FSNB. FSNB services the Company's mortgage loans including those covered by the participation agreements. The Company pays a 0.25% servicing fee on these loans and a one-time fee at loan origination of 0.50% of the original loan cost to cover costs incurred by FSNB relating to the processing and establishment of the loan. The Company paid $24,146 and $23,508 in servicing fees and $0 and $48,901 in origination fees to FSNB during 2022 and 2021, respectively.

Effective January 1, 2017, UTG entered into a shared services contract with FSNB. Pursuant to the terms of the agreement, UTG and FSNB will utilize the services of the other's staff in certain instances for the betterment of both entities. Personnel within departments, such as accounting, human resources, and information technology, are shared between the entities. Costs of these resources are then reimbursed between the companies. The shared services arrangement provides benefits to both parties such as access to a greater pool of knowledgeable staff, efficiencies from elimination of redundancies and more streamlined operations.

The Company reimbursed expenses incurred by employees of FSNB relating to salaries, travel and other costs incurred on behalf of or relating to the Company and received reimbursements from FSNB. The Company paid $895,317 and $895,100 in 2022 and 2021, respectively to FSNB in net reimbursement of such costs.

Effective July 1, 2018, the Company assumed the employees of several smaller entities owned or associated with UTG. The purpose of this was to support the continued efforts to further streamline operations amongst associated entities. The salaries, benefits, and payroll related processing fees are 100% reimbursed by the associated entities on a monthly basis. During 2022 and 2021, the Company received reimbursements of $1,134,315 and $947,689, respectively.

The Company rents a portion of the first floor and second floor of an 8,000 square foot, two-story office building, located in Stanford, KY. The first floor of the building is occupied by UTG and FSNB employees that are included in the shared services agreement between the two entities. The second floor is occupied by the customer service call centers for both UTG and FSNB employees. The building is owned by FSNB and UTG pays $2,000 per month in rent to FSNB for the portion of the building occupied by UTG employees. The Company paid rent of $24,000 to FSNB in 2022 and 2021.

As previously disclosed in the Notes Receivable section of Note 2 - Investments, several of the Company's notes have participation agreements in place with third parties. Certain participation agreements are with FSF, a related party. The participation agreements are sold without recourse and assigned to the participant based on their pro-rata share of the principal, interest and collateral as specified in the participation agreements. The undivided participations in the notes receivable range from 20% - 50%. The total amount of loans participated to FSF was $79,674 and $111,869 as of December 31, 2022 and 2021, respectively.

During 2022, FSF sold all of its membership interest in three limited liability companies ("LLC") to a wholly owned subsidiary of UTG at a price of $1 per entity. The three LLCs are listed on the Company's organization chart as wholly owned subsidiaries of Stanford Wilderness Road, LLC.



During 2021, UG purchased several real estate parcels from FSF at a cost of $1,502,035. UG also purchased one real estate parcel from FSNB in 2021 at a cost of $80,000.

Note 12 – Other Cash Flow Disclosures

On a cash basis, the Company paid the following expenses for the periods ended December 31:

	2022	2021
Interest	$ 83,995	$ 785
Federal income tax	1,890,000	1,202,000

Note 13 – Concentrations

The Company maintains cash balances in financial institutions that at times may exceed federally insured limits. The Company maintains its primary operating cash accounts with First Southern National Bank, an affiliate of the largest shareholder of UTG, Mr. Jesse T. Correll, the Company's CEO and Chairman. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Because UTG serves primarily individuals located in three states, the ability of our customers to pay their insurance premiums is impacted by the economic conditions in these areas. As of December 31, 2022, and 2021, approximately 50% and 51%, respectively, of the Company's total direct premium was collected from Illinois, Ohio, and Texas. Thus, results of operations are heavily dependent upon the strength of these economies.

The Company reinsures that portion of insurance risk which is in excess of its retention limits. Retention limits range up to $125,000 per life. Life insurance ceded represented 20% of total life insurance in-force at December 31, 2022 and 2021. Insurance ceded represented 40% and 36% of premium income for 2022 and 2021, respectively. The Company would be liable for the reinsured risks ceded to other companies to the extent that such reinsuring companies are unable to meet their obligations.

The Company owns a variety of investments associated with the oil and gas industry. These investments represented approximately 31% and 22% of the Company's total invested assets at December 31, 2022 and 2021, respectively. The following table provides an allocation of the oil and gas investments by type as of December 31:

2022	Land, Minerals & Royalty Interests	Exploration	Total
Fixed maturities, at fair value	$ 0	$1,060,710	$ 1,060,710
Equity securities, at fair value	93,811,806	0	93,811,806
Investment real estate	14,772,536	0	14,772,536
Notes receivable	1,950,657	0	1,950,657
Total	$110,534,999	$1,060,710	$111,595,709



2021	Land, Minerals & Royalty Interests	Exploration	Total
Fixed maturities, at fair value	$ 0	$1,249,040	$ 1,249,040
Equity securities, at fair value	60,932,033	0	60,932,033
Investment real estate	16,351,500	0	16,351,500
Notes receivable	5,000,000	0	5,000,000
Total	$82,283,533	$1,249,040	$83,532,573

As of December 31, 2022, and 2021, the Company owned two equity securities that represented approximately 50% and 53%, respectively, of the total investments associated with the oil and gas industry.

The Company's results of operations and financial condition have in the past been, and may in the future be, adversely affected by the degree of certain industry specific concentrations in the Company's investment portfolio. The Company has significant exposure to investments associated with the oil and gas industry. Events or developments that have a negative effect on the oil and gas industry may adversely affect the valuation of our investments in this specific industry. The Company's ability to sell its investments associated with the oil and gas industry may be limited.

Note 14 – Selected Quarterly Financial Data

As a smaller reporting company, as defined by Rule 12b-2 of the Exchange Act and Item 10(f)(1) of Regulation S-K, the Company has elected to comply with certain scaled disclosure reporting obligations, and therefore does not have to provide the information required by this item.



UTG

BOARD OF DIRECTORS

April R. Chapman
Chief Executive Officer of Generous Giving

Jesse T. Correll
Chairman, President and Director
of First Southern Bancorp, Inc.

Preston H. Correll
Founder, Marksbury Farm Market and
Owner, St. Asaph Farm

John M. Cortines
Director of Generosity, Maclellan Foundation

Thomas F. Darden, II
Founder and Chief Executive Officer
of Cherokee

Howard L. Dayton, Jr.
Founder and Chief Executive Officer of
Compass – finances God's way

Thomas E. Harmon
Owner and President of Harmon Foods, Inc.

Gabriel J. Molnar
Chief Financial Officer, Capstone Realty, Inc.

Peter L. Ochs
Founder of Capital III and
Founding Member of Trinity Academy

EXECUTIVE OFFICERS

Jesse T. Correll
Chairman of the Board,
Chief Executive Officer, and President

Theodore C. Miller
Senior Vice President,
Chief Financial Officer

Douglas P. Ditto
Vice President



SHAREHOLDER INFORMATION

Annual Meeting

The 2023 Annual Meeting of Shareholders will be held on Wednesday, June 7, 2023 at 9:30 a.m. eastern time at 205 North Depot Street, Stanford, Kentucky 40484. All shareholders are welcome to attend and to take part in the discussion of Company affairs.

Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

The Registrant is a public company whose common stock is traded in the over-the-counter market. Over-the-counter quotations can be obtained using the UTGN stock symbol.

The following table shows the high and low closing prices for each quarterly period during the past two years, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The quotations below were acquired from the Yahoo Finance web site, which also provides quotes for over-the-counter traded securities such as UTG.

Period	2022		2021	
	High	Low	High	Low
First quarter	30.00	27.10	34.00	26.00
Second quarter	29.00	23.00	28.00	24.56
Third quarter	33.28	23.60	34.00	26.01
Fourth quarter	33.28	25.06	30.00	27.00

UTG has not declared or paid any dividends on its common stock in the past two fiscal years and has no current plans to pay dividends on its common stock as it intends to retain all earnings for investment in and growth of the Company's business. See Note 9 – Shareholders' Equity in the Notes to the Consolidated Financial Statements for information regarding dividend restrictions, including applicable restrictions on the ability of the Company's life insurance subsidiary to pay dividends.

As of January 31, 2023, there were 4,321 record holders of UTG common stock.

Purchases of Equity Securities

The following table provides information with respect to purchases we made of our common stock during the three months ended December 31, 2022 and total repurchases:

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares That May Yet Be Purchased Under the Program	Approximate Dollar Value That May Yet Be Purchased Under the Program
Oct. 1 through Oct. 31, 2022	964	$ 33.28	964	N/A	$ 2,739,059
Nov. 1 through Nov. 30, 2022	1,347	$ 28.24	1,347	N/A	$ 2,701,014
Dec. 1 through Dec. 31, 2022	376	$ 27.79	376	N/A	$ 2,690,563
Total	2,687		2,687		



The Board of Directors of UTG has authorized the repurchase in the open market or in privately negotiated transactions of UTG's common stock. At a meeting of the Board of Directors in March of 2022, the Board of Directors of UTG authorized the repurchase of up to an additional $2 million of UTG's common stock, for a total repurchase of $22 million of UTG's common stock in the open market or in privately negotiated transactions. Company Management has broad authority to operate the program, including the discretion of whether to purchase shares and the ability to suspend or terminate the program. Open market purchases are made based on the last available market price but may be limited. During 2022, the Company repurchased 24,308 shares through the stock repurchase program for $685,808. Through December 31, 2022, UTG has spent $19,309,437 in the acquisition of 1,326,213 shares under this program.



Corporate Office
205 North Depot Street
Stanford, KY 40484
(217) 241-6300

Corporate Website
www.utgins.com

Shareholder Services
The Company acts as its own transfer agent. Communications regarding stock transfer, lost certificates or changes of address should be directed to the Stock Transfer Department at the corporate office address above or telephone (217) 241-6410.

Certified Public Accountants
Armanino LLP
St. Louis, Missouri

Request for Information
Shareholders may receive a copy, without charge, of the annual report, Form 10-K, or Form 10-Q upon written request. Copies of Form 10-K or Form 10-Q are also available electronically at the Securities and Exchange Commission's Web site address at www.sec.gov.